Form 10-K405, Exhibit 13
period 1995-12-31
RAYTHEON CO
filed 1996-03-20
CIK 82267

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1995 versus 1994

Raytheon Company reported increased 1995 net income of $792.5 million, or $3.25 per share compared with 1994 net income of $596.9 million, or $2.26 per share. The 1994 results include a first quarter after-tax restructuring charge of $162.3 million, or $.61 per share. The 1994 earnings excluding the restructuring charge were $759.2 million, or $2.87 per share.

     Total Raytheon sales in 1995 reached $11.7 billion, the highest in the company's history, compared with sales of $10.0 billion in 1994. Raytheon's results in 1995 reflect the company's solid overall commercial sales and profits driven by continued strong performances at Raytheon Aircraft, Raytheon Engineers & Constructors, and commercial electronics, as well as the significant contribution of E-Systems, the Dallas-based defense and government electronics company acquired by Raytheon in 1995.

     Total debt came down substantially to $2.7 billion at year end compared with a peak of approximately $4 billion earlier in 1995 following the acquisition of E-Systems. Raytheon ended the year with debt, net of cash and marketable securities, of $2.5 billion, or 36.7 percent of total capitalization.

     Raytheon's total backlog ended the year at a record $10.551 billion reflecting a 47 percent increase in the backlog of Raytheon Engineers & Constructors compared with year-end 1994 and a record E-Systems backlog.

     The company made three acquisitions in 1995: E-Systems, a leader in intelligence, reconnaissance and surveillance systems was acquired on April 29, 1995; assets of Litwin Engineers & Constructors, an international leader in hydrocarbon refining and process technology were acquired on July 26, 1995; and Anschuetz, one of the world's leading manufacturers of gyro compasses, autopilots, and steering control systems--a high seas product line that complements Raytheon's existing marine electronics line--was acquired on February 15, 1995.

     The company recorded in the fourth quarter of 1995 a net pre-tax gain of $210 million from the sale of D. C. Heath, its educational publishing unit. The company also recorded in the fourth quarter of 1995 a special pre-tax charge of $125 million related principally to real estate and goodwill valuation adjustments, and an additional charge of $77 million to cost of sales related principally to provisions for inventory and contracts. The above transactions resulted in a $5.2 million after-tax increase to net income, or $.02 per share.

     The segment financial results are as follows:

     The Engineering and Construction segment reported record sales and income for 1995. Sales increased to $2.873 billion in 1995. Income increased by 7.7 percent to $279 million due principally to higher returns on international projects.

     The Aircraft segment reported record sales and income for 1995. Sales of $2.024 billion were up 17.5 percent based on strong unit sales growth of regional and general aviation aircraft. Segment income was up 16.7 percent to $272 million, before a nonrecurring charge of $30 million included as part of the previously mentioned $77 million charge, based principally on the increased sales volume.

     Raytheon Aircraft was selected by the U. S. Air Force and U. S. Navy for the next generation primary trainer, the Joint Primary Aircraft Training System (JPATS). The JPATS program, a major win for Raytheon, is valued at up to $7 billion over more than 20 years. Additionally, there is the potential for significant international sales.

     The Major Appliances segment had increased sales to $1.473 billion in 1995 due principally to the acquisition of UniMac, while income was down due to strong competitive price pressures and higher material costs.

     The Electronics segment had increased sales and income in 1995 due to the contribution of E-Systems and commercial electronics. Raytheon's Massachusetts-based defense operations experienced declines in sales and income; however, the rate of decline was not as great as in prior years.

     In 1995, Raytheon initiated sweeping changes in its defense business in Massachusetts, moving forward with management, workforce, legislative, and utility initiatives to achieve $600 million in cost savings to enable the company to remain competitive in defense manufacturing in the state. Raytheon Electronic Systems (RES) was formed through the consolidation of the Missile Systems and Equipment Divisions. In addition to management initiatives, Raytheon worked with local unions to achieve cost controls and enhance productivity. Working with Massachusetts lawmakers, the company won tax reduction legislation for manufacturing firms in the state and the company reached a groundbreaking agreement with a major Massachusetts utility to cut its electricity costs in the state. These initiatives are designed to make Raytheon more competitive with companies based in lower-cost areas.

     Sales to the U. S. Department of Defense were $3.961 billion or 33.8 percent of consolidated sales in 1995 versus $3.546 billion or 35.4 percent of consolidated sales in 1994. Total sales to the U. S. government were $4.676 billion or 39.9 percent of consolidated sales versus $3.930 billion or 39.3 percent in 1994.

     Administration and selling expenses increased to $1,085.8 million in 1995 versus $912.3 million in 1994 due principally to the acquisition of E-Systems.

     Research and development expenses increased to $315.6 million in 1995 versus $269.6 million in 1994 due principally to the acquisition of E-Systems.

     Operating income in 1995, excluding the special charge and nonrecurring items, was $1,289.4 million or 11.0 percent of sales versus $1,078.4 million or
10.8 percent of sales in 1994. The 1994 results exclude the effect of the first quarter 1994 restructuring provision. Operating income for 1995 including the special charge and nonrecurring items was $1,087.4 million or 9.3 percent of sales.

     The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs are attributable to Raytheon's defense business and the remainder to its commercial business. The company completed personnel reductions of 4,400 people under the restructuring provision, including both salaried and bargaining unit employees located in Massachusetts and other states and in foreign locations. Through the end of 1995, $240.4 million of restructuring costs have been incurred, of which $102.2 million was employee related costs and $138.2 million was related principally to asset disposals and idle facilities. Cash flow expenditures, net of tax recovery of $87 million, were $67 million in 1994 and $32 million in 1995. The spending is expected to be completed early in 1996.

     Interest expense for 1995 increased to $196.6 million from $48.5 million in 1994. The increase was due to higher interest rates and higher average levels of debt outstanding, due principally to the acquisition of E-Systems.

     Interest and dividend income was $46.3 million in 1995 versus $47.5 million in 1994. This income arises principally from the financing of customer long-term receivables.

     Other income (net) for 1995 increased to $254.6 million from $72.3 million in 1994. The 1995 amount includes a $210 million net pre-tax gain from the sale of D. C. Heath.

     Federal and foreign income taxes were $399.2 million in 1995 compared with $303.1 million in 1994. The 1995 effective tax rate was 33.5 percent versus 33.7 percent in 1994. The effective tax rate for 1995 reflects the statutory rate of 35 percent reduced by Foreign Sales Corporation (FSC) tax credits, partially offset by nondeductible amortization of goodwill.

     For reasons discussed above, income increased by 4.4 percent to $792.5 million from the $759.2 million reported for 1994 before the restructuring provision.

     Earnings per common share increased 13.2 percent to $3.25 per share from $2.87 per share in 1994 before the restructuring provision.

     Earnings per common share calculations were based on 244.0 million average shares outstanding in 1995 and 264.7 million average shares outstanding in 1994. Common shares outstanding and all per share data have been restated to reflect the two-for-one stock split effective October 23, 1995. During 1995, outstanding shares were reduced by 8.1 million shares as a result of the company's purchase of outstanding shares at a cost of $320.0 million, partially offset by 2.2 million shares issued upon the exercise of employee stock options.

     In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1995, 2.2 million shares were purchased under this authorization. On February 23, 1994, the Board of Directors authorized the repurchase of up to 24 million shares of the company's common stock. In 1994, 23.4 million shares were purchased under this authorization and the balance purchased in 1995. On February 22, 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. In 1995, 5.3 million shares were purchased under this authorization. The company will continue to repurchase shares in the open market under this authorization from time to time as conditions may warrant.

     The book value of common shares outstanding at December 31, 1995, was $17.83 as compared with $15.92 at December 31, 1994. Return on average equity was 19.3 percent in 1995 versus 17.4 percent in 1994 excluding the restructuring provision.

Backlog consisted of the following at Dec. 31:

                                          1995      1994
--------------------------------------------------------
                                         (In millions)

Electronics                            $ 7,411   $ 5,287
Engineering and Construction             2,240     1,522
Aircraft                                   836     1,203
Major Appliances                            64        58
                                       -------   -------
   Total Backlog                       $10,551   $ 8,070
U.S. government-funded backlog
   included above                      $ 5,142   $ 3,641

     Raytheon's total backlog of $10.551 billion at year-end 1995 was up 31 percent from year-end 1994. The increase in the Electronics backlog and the U.S. government portion of the total backlog reflects the acquisition of E-Systems. The Electronics backlog includes $1.1 billion related to the SIVAM contract awarded by the government of Brazil to monitor and protect the Amazon River rain forest. The Brazilian Senate is currently reviewing the President's request to modify the Senate financing resolutions that were approved in December of 1994. This vote is expected to take place during the first half of 1996.

     For the year ended December 31, 1995, cash flows from operating activities were $1,134.2 million as compared to $1,088.6 million during the comparable 1994 period. In 1995 these funds were used for additions to property, plant and equipment of $328.6 million, dividends of $182.5 million, for the purchase of treasury shares of $260.7 million, net of the proceeds received on the exercise of employee stock options, and to pay down short-term debt. During 1995, $2.342 billion was expended for acquired companies, principally the acquisition of E-Systems. The funds for the acquisitions were provided by increasing long-term and short-term debt. In the fourth quarter of 1995, $449.2 million of funds were received from the sale of D. C. Heath and were used to reduce short-term debt.

     In the third quarter of 1995, under the company's 1992 shelf registration of $500 million of debt securities and a 1995 registration of $1.5 billion of debt and/or equity securities, the company issued $1.125 billion of debt securities in a public offering comprised of $750 million of notes due 2005, which have a coupon rate of 6 1/2 percent, and $375 million of debentures due 2025 which have a coupon rate of 7 3/8 percent. The notes are not redeemable prior to maturity, and the debentures are not redeemable prior to July 15, 2005.

     Lines of credit with certain commercial banks exist as a standby facility to support the issuance of commercial paper by the company. These lines of credit were $3.20 billion and $1.24 billion at December 31, 1995, and December 31, 1994, respectively. Through the end of 1995, there have been no borrowings under these lines of credit.

     Debt, net of cash and marketable securities, was $2.494 billion at December 31, 1995, as compared with $855 million at December 31, 1994. Net debt as a percentage of total capitalization was 36.7 percent at December 31, 1995, as compared with 17.9 percent at December 31, 1994. The company expects that the cash flow from operations and available debt financing will be sufficient to meet its funding requirements in 1996.

     Contracts in process increased to $2.213 billion at December 31, 1995, from $1.951 billion at December 31, 1994, due principally to the acquisition of E-Systems.

     Property, plant and equipment increased to $1.584 billion at December 31, 1995, from $1.361 billion at December 31, 1994, due principally to the acquisition of E-Systems.

     Other assets (net) increased to $2.982 billion at December 31, 1995, from $1.049 billion at December 31, 1994, due principally to the goodwill arising from the acquisition of E-Systems.

     Capital expenditures were $328.6 million in 1995 versus $267.4 million in 1994. The increase was due principally to the acquisition of E-Systems. Capital expenditures in 1996 are expected to be above the 1995 level, excluding the effect of acquisitions.

     Dividends declared to stockholders during 1995 were $182.5 million versus $192.7 million in 1994. The quarterly dividend rate was $.1875 for each quarter of 1995 versus $.175 in the first quarter of 1994 and $.1875 for the second, third, and fourth quarters of 1994.

     Total employment was 73,200 at December 31, 1995, as compared with 60,200 at December 31, 1994. The increase in employment is principally due to the acquisition of E-Systems.

     The company enters into interest rate swaps and locks and foreign currency forward agreements with commercial and investment banks to reduce the impact of changes in interest rates and foreign exchange rates on long-term debt and on purchases, sales, and financing arrangements with lenders, vendors, customers and foreign subsidiaries. The company meets its working capital requirements mainly with variable rate short-term financing. Interest rate swaps are primarily used to provide purchasers of the company's products with fixed financing terms over extended time periods. The company also enters into foreign exchange forward contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the company are directly related to a particular asset, liability, or transaction for which a firm commitment is in place. Swaps and foreign exchange contracts are normally held to maturity and no exchange traded or over-the-counter instruments have been purchased. In order to lock in favor-able rates, interest rate swaps and locks were entered into six weeks prior to and unwound in connection with the 1995 issuance of $750 million ten-year notes and $375 million thirty-year debentures. The impact on the financial position, liquidity, and results of operations from likely changes in foreign exchange and interest rates is immaterial due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

     The company adopted Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets, in the fourth quarter of 1995. In accordance with provisions of SFAS No. 121 and the past practices of the company, the company recorded a $125.0 million pre-tax special charge ($81.2 million after tax) related principally to real estate and goodwill valuation adjustments.

     The company will adopt Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, in 1996. The standard defines a fair value based method of accounting for employee stock options. The compensation expense arising from this method of accounting can be reflected in the financial statements or, alternatively, the pro forma net income and earnings per share effect of the fair value based accounting can be disclosed in the financial statement footnotes. The company expects to adopt the disclosure alternative.

     Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are immaterial. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs incurred in connection therewith have been expensed. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to amounts already recorded.

1994 versus 1993

Raytheon Company achieved record sales, earnings and earnings per share in 1994, excluding a special restructuring charge in the first quarter of 1994. Earnings rose 9.6 percent to $759.2 million and earnings per share rose 12.3 percent to $2.87, compared with earnings of $693.0 million and earnings per share of $2.56 in 1993.

     Net income for 1994 including the special restructuring charge of $162.3 million, or $.61 per share, was $596.9 million, or $2.26 per share. Spurred by increased commercial sales in the Engineering and Construction, Aircraft and Major Appliances segments, Raytheon's total 1994 sales were $10.0 billion, the highest in the company's history, and an 8.8 percent increase over 1993 sales of $9.2 billion. The 1994 results reflect the success of Raytheon's strategic transition to a commercial company while retaining its commitment to remain a leading competitor in defense. Raytheon's overall commercial business achieved record sales and profits in each quarter of 1994; commercial sales for the year increased to almost 65 percent of total sales and commercial profits increased to half of total profits.

     The Engineering and Construction segment had record sales and income in 1994 due to the acquisition of Ebasco in late 1993 and increased sales activity on international turnkey construction projects. Operating margins increased significantly in 1994.

     The Aircraft segment had record sales and income in 1994 due to increased sales of commuter and general aviation aircraft and improved operating margins. In 1994, Beech Aircraft and Raytheon Corporate Jets were combined into Raytheon Aircraft Company.

     The Major Appliances segment had record sales and income in 1994 due to increased sales of refrigerator, cooking and laundry products and improved operating margins. Sales in 1994 benefited from new product introductions as almost 50 percent of the segment's sales was generated by products not in production a year ago. In late 1994, the company expanded into frontload commercial washing machines with the acquisition of UniMac of Marianna, Florida.

     The Electronics segment had lower sales and income in 1994 due to the decline in defense spending. The company successfully expanded its defense technologies into the commercial marketplace by winning an international competition for an environmental monitoring system. The company acquired Xyplex, a leader in data networking, in October 1994.

     The Patriot surface-to-air missile system continued to be the company's largest program. Patriot sales were $1.089 billion and 10.9 percent of consolidated net sales in 1994 and $1.248 billion and 13.6 percent of consolidated net sales in 1993. The total funded backlog for Patriot at the end of 1994 was $1.734 billion. The Hawk surface-to-air missile system and the Advanced Medium Range Air-to-Air Missile (AMRAAM) also continued to be important sales contributors in 1994.

     Sales to the U.S. Department of Defense were $3.546 billion or 35.4 percent of consolidated sales in 1994 versus $4.219 billion or 45.9 percent in 1993. Total sales to the U.S. government were $3.930 billion or 39.3 percent of consolidated net sales versus $4.501 billion or 48.9 percent in 1993. Commercial sales to domestic customers were $4.121 billion or 41.2 percent of consolidated net sales in 1994 versus $3.004 billion or 32.6 percent of sales in 1993.

     Operating income, excluding the effect of the restructuring provision in the first quarter of 1994, was $1,078.4 million or 10.8 percent of sales versus $919.9 million or 10.0 percent of sales in 1993. The results for 1994, excluding the effect of the restructuring provision, were 17.2 percent above 1993 due to strong improvements in operating earnings in the Engineering and Construction, Aircraft and Major Appliances segments. Operating income after the restructuring provision was $828.6 million or 8.3 percent of sales.

     The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs are attributable to Raytheon's defense business and the remainder to its commercial business. Through year-end 1994, $92.5 million of restructuring costs have been incurred, of which $22.1 million were employee related costs and $70.4 million was related to asset disposals, idle facilities and rearrangement costs. Additionally, 3,600 employees have been notified of termination, of which 2,200 have actually been terminated.

     Interest expense for 1994 increased to $48.5 million from $31.9 million in 1993. The increase was due to higher interest rates and higher average levels of debt outstanding.

     Interest and dividend income decreased to $47.5 million in 1994 from $56.5 million in 1993. The decrease is due to lower customer long-term receivables in 1994.

     Other income (net) for 1994 decreased to $72.3 million from $102.8 million in 1993. The decrease is principally due to lower 1994 license fee income on foreign missile contracts.

     Federal and foreign income taxes were $303.1 million in 1994 compared with $354.3 million in 1993. The 1994 effective tax rate was 33.7 percent, after the restructuring provision, versus 33.8 percent in 1993. The effective tax rate for 1994 reflects the statutory rate of 35 percent reduced by foreign tax credits.

     For reasons discussed above, income before the restructuring provision increased 9.6 percent or $66.2 million to $759.2 million from the $693.0 million reported for 1993. Net income after the restructuring provision was $596.9 million.

     Earnings per common share, before the restructuring provision, increased
12.3 percent to $2.87 from $2.56 in 1993. Earnings per common share after the restructuring provision were $2.26. Earnings per common share calculations were based on 264.7 million average shares outstanding in 1994 and 271.2 million average shares outstanding in 1993. During 1994, outstanding shares were reduced by 25.4 million shares as a result of the company's purchase of outstanding shares at a cost of $804.9 million, partially offset by 1,832,000 shares issued upon the exercise of employee stock options and restricted stock awards.

     In November 1992, to counter the dilution due to exercise of stock options, the Board of Directors authorized the purchase of up to four million shares of the company's common stock per year over the next five years. During 1994, approximately two million shares were purchased under this authorization. On February 23, 1994, the Board of Directors authorized the repurchase of up to 24 million shares of the company's common stock. In 1994, 23.4 million shares were purchased under this authorization. On February 22, 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. The company will repurchase shares in the open market from time to time as conditions may warrant.

     The book value of common shares outstanding at December 31, 1994, was $15.92 per share as compared with $15.89 per share at December 31, 1993. Return on average equity in 1994, excluding the restructuring provision, was 17.4 percent versus 17.0 percent in 1993. Return on average equity in 1994, including the restructuring provision, was 14.1 percent.

Backlog consisted of the following at Dec. 31:

                                         1994      1993
-------------------------------------------------------
                                        (In millions)

Electronics                           $5,287     $4,800
Engineering and Construction           1,522      1,824
Aircraft                               1,203      1,082
Major Appliances                          58         50
                                      ------     ------
   Total Backlog                      $8,070     $7,756

U.S. government-funded backlog
   included above                     $3,641     $4,519

     Raytheon's total year-end backlog of $8.070 billion was up more than $300 million over the year-end 1993 backlog of $7.756 billion, due to the company's strong commercial content, including the competition Raytheon won for an environmental monitoring system, valued at over $1 billion, to allow the govern-ment of Brazil to monitor and protect the Amazon River rain forest. The program financing was approved by the Brazilian Senate in December 1994 and the company is currently negotiating a definitive contract with the Brazilian government.

     For the year ended December 31, 1994, cash receipts from operating activities of $1,088.6 million, a short-term debt increase of $159.9 million, and the sale of an equity investment of $85.1 million provided funds of $1,333.6 million. These funds were used to fund net additions to property, plant and equipment of $197.5 million, to pay dividends of $192.7 million, to purchase treasury shares for $804.9 million and for the purchase of acquired companies of $151.2 million.

     Accounts receivable increased to $976.3 million at year-end 1994 from $727.7 million in 1993, principally as a result of increased sales volume in the Aircraft and Major Appliances segments and the acquisition of Xyplex and UniMac.

     Other assets decreased to $1,049.1 million at year-end 1994 from $1,226.4 million in 1993. The decrease was due to the sale of $302.8 million of commuter airline long-term receivables to a bank syndicate partially offset by increased goodwill from the acquisition of Xyplex and UniMac.

     Advance payments, less related contracts in process balances, increased to $466.4 million at year-end 1994 from $376.1 million at the end of 1993 due mainly to advance payments received on foreign missile contracts.

     Federal and foreign income taxes, including deferred, consisted of a current asset of $165.6 million and a noncurrent liability of $134.6 million, for a net asset balance of $31.0 million at year-end 1994. The net balance at December 31, 1993 was a liability of $113.5 million, consisting of a current liability of $4.0 million and a noncurrent liability of $109.5 million. The change was due principally to 1994 tax payments to the U.S. government on items previously deferred under Internal Revenue regulations.

     Other accrued expenses increased to $651.7 million at year-end 1994 from $497.6 million at year-end 1993 due principally to the unspent portion of the restructuring provision recorded in 1994.

     Debt, net of cash and marketable securities, was $855.4 million at the end of 1994 as compared with $707.3 million at the end of 1993. Net debt as a percentage of equity was 21.8 percent at year-end 1994 versus 16.5 percent at year-end 1993.

     Lines of credit with certain commercial banks exist as a standby facility to support the issuance of commercial paper by the company. These lines of credit were $1.24 billion and $1.11 billion as of December 31, 1994, and December 31, 1993, respectively. Through the end of 1994, there have been no borrowings under these lines of credit.

     In September 1992 the company filed a shelf registration with the Securities and Exchange Commission registering the possible future issuance of unsecured debt securities of up to $500 million. Through the end of 1994, no debt securities have been issued.

     Capital expenditures increased to $267.4 million in 1994 from $256.1 million in 1993.

     Dividends declared to stockholders in 1994 increased to $192.7 million from $189.8 million in 1993. The dividend declared per common share was increased by 7 percent to $.1875 per quarter resulting in total dividends paid for the year 1994 of $.7375 per share.

     The company employed 60,200 people worldwide at December 31, 1994, compared with 63,800 at December 31, 1993. During 1994 the employment level declined by 4,600 people and 1,000 people were added as a result of acquisitions. The total of salaries and wages paid employees during 1994 was $2.895 billion compared with $2.732 billion in 1993.

     In December 1994 the company announced an agreement to purchase the marine navigation business of Anschuetz & Co. GmbH. The acquisition was completed in the first quarter of 1995.

     In 1994 the company adopted Statement of Financial Accounting Standards
(SFAS) No. 112, Employers' Accounting for Post-employment Benefits, and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the financial impact of which was immaterial.

BUSINESS SEGMENT REPORTING
--------------------------------------------------------------------------------

     The company operates in four major business areas: Electronics, both com-mercial and defense; Engineering and Construction, Aircraft, and Major Appliances. The principal contributor to Electronics sales and earnings are defense missile systems and other products. The Engineering and Construction segment does business in some 60 countries around the world. The Aircraft segment manufactures, markets and supports pistons, jetprops and medium and light jet aircraft for commercial, regional airline and military markets around the world. The Major Appliance segment manufactures and sells household and commercial appliances to dealers and distributors in the United States and to foreign locations.

OPERATIONS BY BUSINESS SEGMENT

                                                      Sales to unaffiliated customers                   Segment income
                                                      -------------------------------           ------------------------------
                                                         1995       1994         1993             1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------
                                                                                    (In millions)
Electronics*                                          $ 5,346    $ 4,016       $4,732           $  797(1)   $  680      $  815
Engineering and Construction                            2,873      2,821        1,718              279         259         115
Aircraft                                                2,024      1,722        1,466              242(2)      233         182
Major Appliances*                                       1,473      1,454        1,285               81          87          45
                                                      -------    -------       ------           ------      ------      ------
Total Operating Segments                              $11,716    $10,013       $9,201           $1,399      $1,259      $1,157
                                                      =======    =======       ======           ------      ------      ------
Restructuring and special charges                                                                 (125)(3)    (250)(4)     --
Corporate administrative and selling expenses                                                      (90)        (74)        (78)
Corporate interest and other expense                                                              (230)        (66)        (32)
Net gain on sale of D.C. Heath                                                                     210          --          --
Gain on sale of an investment                                                                       28          31          --
                                                                                               -------       -----      ------
Income before taxes                                                                             $1,192        $900      $1,047
                                                                                               =======       =====      ======

(1) Includes a nonrecurring charge of $47 million.
(2) Includes a nonrecurring charge of $30 million.
(3) The special charge relates to the business segments as follows: Electronics, $115, and Engineering and Construction, $10.
(4) The restructuring provision relates to the business segments as follows:
    Electronics, $193, Engineering and Construction, $37, Aircraft, $13, and Major Appliances, $7.

*In 1995 BSG/REMCO, a European manufacturer of components principally for the appliance industry, was reclassified from the Electronics segment to the Major Appliances segment. Sales and segment income for 1994 and 1993 were restated for comparability.

                                     Capital expenditures                           Depreciation and amortization
                              --------------------------------                      -----------------------------
                              1995         1994       1993                              1995      1994       1993
-----------------------------------------------------------------------------------------------------------------
                                                              (In millions)
Electronics                  $147         $120     $146                             $228      $167       $170
Engineering and Construction   26           22       16                               32        31         22
Aircraft                       80           74       54                               51        52         52
Major Appliances               76           51       40                               60        54         52
                             ----        -----     ----                             ----      ----       ----
Total                        $329         $267     $256                             $371      $304       $296
                             ====         ====     ====                             ====      ====       ====

                          Identifiable assets at December 31,
                          -----------------------------------
                              1995         1994       1993
-------------------------------------------------------------
                                     (In millions)
Electronics                $5,473       $2,867    $2,795
Engineering and
Construction                1,544        1,359     1,248
Aircraft                    1,832        2,171     2,409
Major Appliances              992          998       806
                           ------       ------    ------
Total                      $9,841       $7,395    $7,258
                           =======      ======    ======


OPERATIONS BY GEOGRAPHIC AREAS
                                     United States                 Outside United States (Principally Europe)        Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated customers                                                   (In millions)
   1995                                  $10,997                                      $719                             $11,716
   1994                                    9,224                                       789                              10,013
   1993                                    8,789                                       412                               9,201
Net income
   1995                                      738                                        54                                 792
   1994                                      547                                        50                                 597
   1993                                      676                                        17                                 693
Identifiable assets at
   December 31, 1995                       9,171                                       670                               9,841
   December 31, 1994                       6,929                                       466                               7,395
   December 31, 1993                       6,892                                       366                               7,258
------------------------------------------------------------------------------------------------------------------------------------


Sales between business segments and between geographic areas are immaterial. In the data by geographic area, U.S. sales in millions of $10,997, $9,224, and $8,789 include export sales, in millions, principally to Europe, the Middle East, and Far East, of $1,978, $1,173, and $1,284 for 1995 through 1993, respectively.

     Sales in millions to major customers, principally in Electronics, for 1995 through 1993, respectively, are: U.S. government (end user), $4,079, $3,236, and $3,722; U.S. government (foreign military sales), $597, $694, and $779.

QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

Fourth quarter 1995 net income and earnings per share increased over the comparable 1994 quarter. The company recorded in the fourth quarter of 1995 a net pre-tax gain of $210 million from the sale of DC Heath, its educational publishing unit. The company also recorded in the fourth quarter of 1995 a special pre-tax charge of $125 million related to real estate and goodwill valuation adjustments, and non-recurring charges of $77 million related principally to inventory and contract valuations. The net gain resulted in a $5.2 million after-tax increase to net income, or $.02 per share.


                                               First     Second    Third     Fourth
------------------------------------------------------------------------------------
                                               (In millions except per share data)
1995
Net sales                                     $2,387.1  $2,816.1  $3,152.7  $3,359.7
Cost of sales                                  1,825.6   2,116.3   2,424.7   2,735.2
Net income                                       173.9     195.5     200.7     222.4
Earnings per common share                         0.71      0.80      0.82      0.92
Cash dividends per common share
      Declared                                  0.1875    0.1875    0.1875    0.1875
      Paid                                      0.1875    0.1875    0.1875    0.1875
Common stock prices per the Composite Tape
      High                                       37.19     39.81     42.69     47.25
      Low                                        31.44     34.75     38.75     41.50

1994
Net sales                                     $2,314.5  $2,527.0  $2,442.6  $2,728.8
Cost of sales                                  1,796.6   1,948.7   1,876.1   2,131.2
Net income                                         7.0     192.2     192.0     205.7
Earnings per common share*                        0.03      0.71      0.73      0.80
Cash dividends per common share
      Declared                                   0.175    0.1875    0.1875    0.1875
      Paid                                       0.175     0.175    0.1875    0.1875
Common stock prices per the Composite Tape
      High                                       34.44     33.57     34.32     33.00
      Low                                        30.25     30.50     30.82     30.38
--------------------------------------------------------------------------------------

*Earnings per share by quarter do not equal the earnings per share for the year due to fluctuations in the average shares outstanding.
Note: Share data have been restated for the two-for-one stock split in October, 1995.

TEN-YEAR STATISTICAL SUMMARY

                                  1995          1994            1993
--------------------------------------------------------------------
STATEMENTS OF INCOME
Net sales                    $11,715.6     $10,012.9        $9,201.2
                             ---------     ---------        --------
Cost of sales                  9,101.8       7,752.6         7,174.3
Administrative and selling
 expenses (note A)             1,210.8         912.3           827.6
Research and development
 expenses                        315.6         269.6           279.4
                             ---------     ---------        --------
Total operating expenses      10,628.2       8,934.5(2)      8,281.3
                             ---------     ---------        --------
Operating income               1,087.4       1,078.4(2)        919.9
                             ---------     ---------        --------
Interest expense                 196.6          48.5            31.9
Interest and dividend
 income                          (46.3)        (47.5)          (56.5)
Other (income) expense,
 net (note A)                   (254.6)        (72.3)         (102.8)
                             ---------     ---------        --------
Non-operating income, net       (104.3)        (71.3)         (127.4)
                             ---------     ---------        --------
Income before taxes            1,191.7       1,149.7(2)      1,047.3
Federal and foreign income
 taxes                           399.2         390.5           354.3
                             ---------     ---------        --------
Net income                   $   792.5     $   759.2(3)     $  693.0
                             =========     =========        ========
Return on sales                    6.8%          7.6%(3)         7.5%
Return on average equity          19.3%         17.4%(3)        17.0%
Earnings per common share
 (1)(4)
   Outstanding shares        $    3.25     $    2.87(3)     $   2.56
   Fully diluted             $    3.20     $    2.85(3)     $   2.53
Cash dividends declared
 per common share(4)         $    0.75     $   0.738        $   0.70
Average common shares (in
 thousands)(4)
   Outstanding shares          243,989       264,736         271,166
   Fully diluted               247,780       266,490         273,594

--------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Assets    Current            $ 5,275.2      $4,985.5        $4,609.2
          Property, plant,
          and equipment, net   1,584.0       1,360.8         1,422.1
          Total (including
          other non-current)   9,840.9       7,395.4         7,257.7
Working
Capital   Net working capital  1,584.8       1,702.4         1,809.0
          Ratio of current
          assets to current
          liabilities             1.43          1.52            1.65
Financial
Structure Long-term debt       1,487.7          24.5            24.4
          Total debt           2,703.8       1,057.6           897.6
          Stockholders' equity 4,292.0       3,928.2         4,297.9
           Per common share(4)   17.83         15.92           15.89
          Debt as a percentage
          of equity               63.0%         26.9%           20.9%

--------------------------------------------------------------------------------
GENERAL STATISTICS
Total backlog                $10,550.5     $ 8,069.8        $7,756.5
U.S. government-funded
 backlog (included above)      5,141.5       3,640.9         4,518.8
Property, plant, and
 equipment
   Capital expenditures          328.6         267.4           256.1
   Depreciation and
    amortization                 371.3         304.2           296.4
Total salaries and wages
 paid                          3,450.7       2,894.7         2,731.5
Total number of employees
 (actual)                       73,200        60,200          63,800
Outstanding shares of
 common stock (in thousands)   240,690       246,644         270,428
--------------------------------------------------------------------------------

Notes:
(1) Earnings per common share: outstanding shares computed on average number of common shares; fully diluted assumes exercise of dilutive stock options.
(2) Excludes first quarter 1994 restructuring provision of $249.8 million.
(3) Excludes first quarter 1994 after-tax restructuring provision of $162.3 million or $.61 per share.
(4) All share data have been restated for the two-for-one stock split in October, 1995.

    1992              1991            1990          1989       1988           1987         1986
-----------------------------------------------------------------------------------------------
                            (In millions except per share data)
$9,058.2          $9,274.2        $9,267.7      $8,796.1    $8,192.1       $7,659.4     $7,308.0
--------          --------        --------      --------    --------       --------     --------
 7,057.5           7,351.9         7,391.4       6,996.5     6,536.6        6,123.4      5,843.0
   817.2             822.1           809.8         779.3       743.5          668.9        662.1
   289.9             278.5           267.6         274.7       271.0          266.1        254.0
--------          --------        --------      --------    --------       --------     --------
 8,164.6           8,452.5         8,468.8       8,050.5    7,551.1        7,058.4       6,759.1
--------          --------        --------      --------    --------       --------     --------
   893.6             821.7           798.9         745.6      641.0          601.0         548.9
--------          --------        --------      --------     --------      --------     --------
    48.2              92.4           114.3         113.4       62.8            23.5         20.4
   (60.7)            (81.3)          (94.7)        (79.0)     (57.8)          (58.8)       (71.0)
   (49.9)            (62.1)          (57.6)        (46.5)     (69.5)          (49.6)       (53.1)
--------          --------        --------       --------    --------      --------     --------
   (62.4)            (51.0)          (38.0)        (12.1)     (64.5)          (84.9)      (103.7)
--------          --------        --------       --------    --------      --------     --------
   956.0             872.7           836.9         757.7      705.5           685.9       652.6
   320.9             280.9           279.6         228.9      215.9           240.8       259.4
--------          --------        --------      --------    --------       --------     --------
$  635.1          $  591.8        $  557.3      $  528.8    $ 489.6        $  445.1     $ 393.2
========          ========        ========      ========    =======        ========     =======
     7.0%              6.4%            6.0%          6.0%       6.0%            5.8%        5.4%
    17.7%             19.2%           21.2%         23.3%      25.1%           22.0%       19.5%

   $2.36             $2.24           $2.14         $2.00       $1.84           $1.53       $1.28
   $2.34             $2.22           $2.12         $1.99       $1.83           $1.52       $1.27
   $0.663            $0.613          $0.60         $0.55       $0.50           $0.463      $0.438

 269,008           264,460         261,330       264,108     266,484         291,054     308,164
 271,290           266,092         262,482       265,642     267,786         293,592     310,784
------------------------------------------------------------------------------------------------------------------------------------


$3,775.8          $3,747.6        $3,603.5      $3,104.5    $2,844.3        $2,451.9    $2,023.6
 1,420.0           1,516.5         1,532.1       1,456.3     1,355.2         1,217.4     1,103.7
 6,015.1           6,087.1         6,119.4       5,338.3     4,739.5         4,162.5     3,656.2
 1,639.0           1,031.5           457.8         282.4       267.1           183.2       370.7
    1.77              1.38            1.15          1.10        1.10            1.08        1.22
    25.3              39.3            46.4          46.0        41.3            44.7        48.7
   732.0           1,143.7         1,471.6       1,229.6       952.8           595.4       180.9
 3,843.2           3,323.4         2,846.5       2,426.1     2,121.0         1,849.1     1,954.6
   14.16             12.45           10.89          9.24        7.99            6.83        6.60
    19.0%             34.4%           51.7%         50.7%       44.9%           32.2%        9.3%
------------------------------------------------------------------------------------------------------------------------------------


$7,273.2          $7,969.4        $8,809.5      $9,595.3    $8,712.4       $8,470.0     $7,766.5
 5,310.6           5,579.2         6,566.4       6,973.5     6,759.1        6,362.3      5,448.2

   307.7             348.5           390.7         413.9       421.3          354.2        346.4
   302.1             306.1           303.5         281.6       259.0          236.5        237.9
 2,957.7           3,017.4         2,972.7       2,816.4     2,659.8        2,457.9      2,245.2
  63,900            71,600          76,700        77,600      76,200         76,500       75,000
 271,320           266,880         261,420       262,480     265,494        270,796      296,312
------------------------------------------------------------------------------------------------------------------------------------


BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
Raytheon Company and Subsidiaries Consolidated                                                          December 31,

ASSETS                                                                                           1995                  1994
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       (In thousands)
Current assets
   Cash and marketable securities (notes A and B)                                                  $  210,284      $  202,181
   Accounts receivable, less allowance for doubtful accounts:
    1995--$22,043,000; 1994--$21,290,000                                                              926,800         976,278
   Federal and foreign income taxes, including deferred (notes A and I)                               196,711         165,615
   Contracts in process (notes A and C)                                                             2,212,689       1,951,270
   Inventories (notes A and D)                                                                      1,502,983       1,499,458
   Prepaid expenses (note M)                                                                          225,751         190,689
                                                                                                   ----------      ----------
                        Total current assets                                                        5,275,218       4,985,491

Property, plant, and equipment, net (notes A and E)                                                 1,584,035       1,360,780
Other assets (notes A and F)                                                                        2,981,691       1,049,123
                                                                                                    ---------       ---------
                                                                                                   $9,840,944      $7,395,394
                                                                                                   ==========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
   Notes payable and current portion of long-term debt (notes G and H)                             $1,216,039     $1,033,081
   Advance payments, less contracts in process:
    1995--$586,792,000; 1994--$572,788,000                                                            343,470        466,448
   Accounts payable                                                                                 1,041,848        894,911
   Accrued salaries and wages                                                                         254,419        236,945
   Other accrued expenses (note A)                                                                    834,647        651,680
                                                                                                    ---------     ----------
                       Total current liabilities                                                    3,690,423      3,283,065

Accrued retiree benefits (note M)                                                                     270,025         25,068
Federal and foreign income taxes, including deferred (notes A and I)                                  100,797        134,571
Long-term debt (note H)                                                                             1,487,735         24,522

Commitments and contingencies (note J)

Stockholders' equity (note R)
   Preferred stock, no par value
   Authorized: 3,000,000 shares
   Outstanding: 1995 and 1994--none (note K)
   Common stock, par value $1.00 per share
     Authorized: 400,000,000 shares
     Outstanding: 1995--240,690,000 shares; 1994--246,644,000 shares (after deducting
      shares in treasury: 1995--114,245,000; 1994--108,292,000) (notes K and L)                       240,690        246,644
   Additional paid-in capital                                                                         258,708        209,468
   Equity adjustments (note A)                                                                          5,071         (9,463)
   Retained earnings                                                                                3,787,495      3,481,519
                                                                                                   ----------     ----------
                       Total stockholders' equity                                                   4,291,964      3,928,168
                                                                                                   ----------     ----------
                                                                                                   $9,840,944     $7,395,394
                                                                                                   ==========     ==========
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Raytheon Company and Subsidiaries Consolidated

Years Ended December 31:                     1995            1994            1993
--------------------------------------------------------------------------------------
                                           (In thousands except per share data)
Net sales (note A)                         $11,715,597      $10,012,855     $9,201,197
                                           -----------      -----------     ----------

Cost of sales                                9,101,847        7,752,567      7,174,279
Administrative and selling expenses          1,085,765          912,313        827,551
Research and development expenses (note A)     315,581          269,613        279,448
Restructuring and special charges (note A)     125,000          249,751             --
                                           -----------        ---------      ---------

Total operating expenses                    10,628,193        9,184,244      8,281,278
                                           -----------        ----------     ---------
Operating income                             1,087,404          828,611        919,919
                                           -----------        ----------     ---------
Interest expense                               196,627           48,504         31,867
Interest and dividend income                   (46,338)         (47,492)       (56,496)
Other income, net (note A)                    (254,568)         (72,340)      (102,799)
                                           -----------         --------       --------
Non-operating income, net                     (104,279)         (71,328)      (127,428)
                                           -----------         --------       --------
Income before taxes                          1,191,683          899,939      1,047,347
Federal and foreign income
 taxes (notes A and I)                         399,195          303,063        354,356
                                           -----------         --------      ---------
Net income                                 $   792,488      $   596,876     $  692,991
                                           ===========      ===========     ==========
Earnings per common share (notes A and R)
   Outstanding shares                            $3.25            $2.26          $2.56
   Fully diluted                                 $3.20            $2.24          $2.53
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Raytheon Company and Subsidiaries Consolidated                             Additional
                                                   Common Stock             Paid-in         Equity       Retained
                                                   ------------
Years Ended December 31, 1995, 1994, and 1993:   Shares       Par Value     Capital       Adjustments    Earnings
-------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands)
Balance at December 31, 1992
As previously reported                           135,660      $135,660       $273,559       $(7,068)   $3,441,083
Two-for-one stock split (note R)                 135,660       135,660       (135,660)
                                                 -------      --------       --------       -------    ----------
As restated                                      271,320       271,320        137,899        (7,068)    3,441,083

Net income                                                                                                692,991
Dividends declared--$.70 per share                                                                       (189,827)
Proceeds under common stock plans                  3,334         3,334         65,632
Treasury shares purchased                         (3,956)       (3,956)        (2,452)                   (107,990)
Treasury shares received on exercise of stock
options                                             (270)         (270)        (7,804)
Foreign exchange translation adjustments                                                      4,755
FAS No. 87 pension adjustment                                                                   213
                                                 -------       -------        -------       --------    ---------
Balance at December 31, 1993                     270,428       270,428        193,275        (2,100)    3,836,257

Net income                                                                                                596,876
Dividends declared--$.738 per share                                                                      (192,681)
Proceeds under common stock plans                  1,864         1,864         41,476
Treasury shares purchased                        (25,338)      (25,338)       (20,638)                   (758,933)
Treasury shares received on exercise of stock
options                                             (310)         (310)        (4,645)
Foreign exchange translation adjustments                                                     (3,613)
FAS No. 87 pension adjustment                                                                (3,750)
                                                 -------       -------        -------        -------    ---------
Balance at December 31, 1994                     246,644       246,644        209,468        (9,463)    3,481,519

Net income                                                                                                792,488
Dividends declared--$.75 per share                                                                       (182,487)
Proceeds under common stock plans                  2,388         2,388         64,502
Treasury shares purchased                         (8,144)       (8,144)        (7,844)                   (304,025)
Treasury shares received on exercise of stock
options                                             (198)         (198)        (7,418)
Foreign exchange translation adjustments                                                     10,374
FAS No. 115 unrealized valuation adjustment                                                   2,973
FAS No. 87 pension adjustment                                                                 1,187
                                                 -------      --------       --------        -------   ----------
Balance at December 31, 1995                     240,690      $240,690       $258,708        $5,071    $3,787,495
                                                 =======      ========       =========       =======   ==========
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

Raytheon Company and Subsidiaries Consolidated

Years Ended December 31:                                           1995               1994              1993
------------------------------------------------------------------------------------------------------------
                                                                               (In thousands)
Cash flows from operating activities
   Net income                                                 $ 792,488          $ 596,876         $ 692,991
Adjustments to reconcile net income to net cash provided by
 operating activities, net of the effect of acquired companies
   Depreciation and amortization                                371,399            304,166           296,415
   Net gain on sale of operating division                      (210,000)                --                --
   Gain on sale of an investment                                (27,846)           (31,056)               --
   Decrease (increase) in accounts receivable                   116,406           (221,218)          (38,478)
   Decrease in contracts in process                             173,655             72,875             3,658
   Decrease (increase) in inventories                            44,748             23,826           (98,270)
   (Increase) decrease in long-term receivables                 (11,577)            77,456            48,356
   Sales of commuter airlines long-term receivables                  --            302,800                --
   (Decrease) increase in advance payments                     (216,762)            90,351           106,107
   Increase (decrease) in accounts payable                       37,003             71,820            (3,167)
   Increase (decrease) in federal and foreign income taxes       83,322           (138,889)           95,073
   Other adjustments, net                                       (18,667)           (60,389)         (152,628)
                                                             ----------         ----------          --------
Net cash provided by operating activities                     1,134,169          1,088,618           950,057
                                                              ---------          ---------          --------
Cash flows from investing activities
   Additions to property, plant, and equipment                 (328,617)          (267,376)         (256,131)
   Disposals of property, plant, and equipment                   61,861             69,844            36,516
   (Increase) decrease in other assets                         (133,729)            (3,218)           14,825
   Payment for purchase of acquired companies,
     net of cash received                                    (2,341,522)          (151,209)         (566,400)
   Proceeds from sale of operating division                     449,200                 --                --
   Proceeds from sale of an investment                           10,160             85,113                --
   All other, net                                                   355             (6,875)             (904)
                                                             -----------          ---------         ---------
Net cash used in investing activities                        (2,282,292)          (273,721)         (772,094)
Cash flows from financing activities                         -----------          ---------         ---------
   Dividends                                                   (182,487)          (192,681)         (189,827)
   Increase in short-term debt                                  139,692            159,912           166,407
   Increase (decrease) in long-term debt, net                 1,463,213               (929)             (894)
   Purchase of treasury shares                                 (320,013)          (804,910)         (114,398)
   Proceeds under common stock plans                             59,274             38,386            68,966
   All other, net                                                (4,612)            (4,122)           (7,169)
                                                             -----------          ---------         ---------
Net cash provided by (used in) financing activities           1,155,067           (804,344)          (76,915)
                                                             -----------          ---------         ---------
Effect of foreign exchange rates on cash                            732                264               343
                                                             -----------          ---------         ---------
Net increase in cash and cash equivalents                         7,676             10,817           101,391
Cash and cash equivalents at beginning of year                  200,938            190,121            88,730
                                                             -----------          ---------         ---------
Cash and cash equivalents at end of year                       $208,614           $200,938          $190,121
                                                               ========           ========          ========

------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE A: ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and all domestic and foreign subsidiary companies. The books of the parent and all subsidiaries are maintained on a calendar year basis. All material intercompany transactions have been eliminated. Certain amounts in the 1994 and 1993 financial statements and notes have been reclassified to conform with the 1995 presentation.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash and cash equivalents include only cash and short-term, highly liquid investments (those with original maturities when purchased of 90 days or less).

     Cash equivalents and marketable securities are valued in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities(see note Q). Dividends are recorded as income when declared.

CONTRACTS IN PROCESS

Sales under long-term contracts are recorded under the percentage of completion method, wherein costs and estimated gross margin are recorded as sales as the work is performed. Costs include direct engineering and manufacturing costs, applicable overheads, and special tooling and test equipment. Estimated gross margin provides for the recovery of allocable research, development (including bid proposal), marketing and administration costs, and for accrued income. Accrued income is based on the percentage of estimated total income that incurred costs to date bear to estimated total costs after giving effect to the most recent estimates of cost and funding at completion. When appropriate, increased funding is assumed based on expected adjustments of contract prices for increased scope and other changes ordered by the customer. Some contracts contain incentive provisions based upon performance in relation to established targets to which applicable recognition has been given in the contract estimates. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting in the current period earnings applicable to performance in prior periods. When the current contract estimate indicates a loss, provision is made for the total anticipated loss. In accordance with these practices, contracts in process are stated at cost plus estimated profit but not in excess of realizable value.

INVENTORIES

Aircraft inventories at Raytheon Aircraft, except finished goods, are stated at the lower of cost (principally last-in, first-out) or market. Work in process is stated at total cost incurred reduced by estimated costs of units delivered.

     All other inventories are stated at cost (principally first-in, first-out or average basis) but not in excess of net realizable value.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenditures for company-sponsored projects are expensed as incurred.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Betterments and major renewals are capitalized and included in property, plant, and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

     Provisions for depreciation are computed generally on the sum-of-the-years-digits method, except for certain operations, which use the straight-line or declining-balance method. Depreciation provisions are based on estimated useful lives: buildings -- 20 to 45 years; machinery and equipment, including produc-tion tooling -- 3 to 10 years; equipment leased to others -- 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED COMPANIES

The excess of cost over acquired net assets is amortized on the straight-line method over its estimated useful life but not in excess of 40 years. The company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related business unit.

INVESTMENTS

Investments, which are included in "Other Assets", include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the company's share of their earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Other investments are stated at cost or fair market value.

COMMISSIONS

The company pays commissions to sales representatives, distributors, and agents under various arrangements in return for services rendered in connection with obtaining orders. Such commissions are charged to income as related sales are recorded and, for income statement purposes, are applied as a reduction of sales. In some cases, payment of such commissions is made upon the company's receipt of advance payments under the related contracts or in accordance with schedules contained in the contracts governing commissions, and such amounts are applied as a reduction of advance payments received. Sales have been reduced by $36,958,000, $32,552,000 and $22,108,000 in 1995, 1994, and 1993, respectively, for commission expense.

FEDERAL AND FOREIGN INCOME TAXES

The company and its domestic subsidiaries provide for federal income taxes on pretax accounting income at rates in effect under existing tax law. The recovery of foreign tax credits related to foreign contracts, FSC (Foreign Sale Corporation) tax benefits, and other tax credits are recorded on a flow-through basis. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

LEASE ACCOUNTING

Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases wherein the present values of all payments, net of executory costs, are recorded currently as revenues, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenues are recorded as earned over the rental aircraft lives. Service revenues are recognized ratably over contractual periods or as services are performed.

PENSION COSTS

The company and its subsidiaries have several pension and retirement plans covering the majority of employees, including certain employees in foreign countries.

     Annual charges to income are made for costs of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferral (unrecognized net obligation (asset) at transition, unrecognized prior service costs, and actuarial net gains or losses), increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability on the balance sheet. It is the company's policy to fund annually those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a component of equity adjustments in stockholders' equity. The balances at Dec. 31, 1995, 1994, and 1993 were $6,911,000, $(3,463,000), and $151,000, respectively. Foreign exchange transaction gains and losses in 1995, 1994, and 1993 were not material.

EMPLOYEE STOCK PLANS

Proceeds from the exercise of stock options under the employee stock plans are credited to common stock at par value, and the excess of the option price over par value is credited to additional paid-in capital. There are no charges or credits to income with respect to the options. The market value at the date of award of restricted stock awards is credited to common stock at par value, and the excess is credited to additional paid-in capital. The market value is also charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of option shares, and exercise of non-qualified stock options are credited to additional paid-in capital.

     The company will adopt statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, in 1996. The standard defines a fair value based method of accounting for employee stock options. The compensation expense arising from this method of accounting can be reflected in the financial statements or, alternatively, the pro forma net income and earnings per share effect of the fair value based accounting can be disclosed in the financial footnotes. The company expects to adopt the disclosure alternative.

EARNINGS PER COMMON SHARE

Earnings per common share are based upon the weighted average number of common shares outstanding during each year.

     Fully diluted earnings per common share include the additional shares resulting from the assumed exercise of all outstanding dilutive stock options reduced by the number of shares repurchasable from the assumed proceeds of such options.

RESTRUCTURING AND SPECIAL ITEMS

     The company recorded in the fourth quarter of 1995 a net pre-tax gain of $210 million from the sale of D.C. Heath, its educational publishing unit. The company adopted statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets, in the fourth quarter of 1995 which resulted in a $125 million pre-tax special charge ($81.2 million after tax) related to specific assets, liabilities or commitments, and non-recurring charges of $77 million, related principally to inventory and contract valuations. The net gain resulted in a $5.2 million after-tax increase to net income, or $.02 per share.

     The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs are attributable to Raytheon's defense business and the remainder to its commercial business.

     Through year-end 1995, $240.4 million of restructuring costs has been incurred, of which $102.2 million was employee related costs and $138.2 million was related to asset disposals and idle facilties. The spending is expected to be completed early in 1996.

INTEREST RATE AND FOREIGN CURRENCY INTEREST RATE SWAP AGREEMENTS, RATE LOCKS AND FOREIGN EXCHANGE CONTRACTS

The company enters into interest rate and foreign currency interest rate swap agreements with commercial banks to reduce the impact of changes in interest rates and foreign exchange rates on long-term debt and on financing arrangements with customers and foreign subsidiaries. The company meets its working capital requirements mainly with variable rate short-term financing. Interest rate swaps are used to provide purchasers of the company's products with fixed financing terms over extended time periods. Cross-currency interest rates swaps have allowed the company's foreign subsidiaries to meet borrowing needs at lower interest rates compared to local borrowing. The company also enters into foreign exchange contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the company are transaction driven and are directly related to a particular asset, liability or transaction for which a commitment is in place. Swaps and foreign exchange contracts are held to maturity and no exchange traded or over-the-counter instruments have been purchased. The impact on the financial position and results of operations from likely changes in foreign exchange rates and interest rates is immaterial due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

RISKS AND UNCERTAINTIES

Companies such as Raytheon, which are engaged in supplying defense-related equipment to the government, are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. As a result of the 1985 Balanced Budget and Emergency Deficit Reduction Control Act, the federal deficit and changing world order conditions, DOD budgets have been subject to increasing pressure resulting in an uncertainty as to the future effects of DOD budget cuts. Raytheon has, nonetheless, maintained a solid foundation of tactical defense systems which meet the needs of the United States and its allies, as well as servicing a broad government program base and wide range of commercial electronic businesses. These factors lead management to believe that there is high probability of continuation of Raytheon's current major tactical defense programs.

     The company provides long-term financing principally to its aircraft customers. The company sells general and regional aviation long-term receivables to a bank syndicate and a fractional ownership in a defined pool of trade receivables to a financial institution. The banks have recourse against the company, at varying percentages, depending on the character of the receivables sold. The underlying aircraft serve as collateral for the receivables and the future resale value of the aircraft is an important consideration in the transaction. Based on the company's experience to date with resale activities and pricing, management believes that any liability arising from these transactions will not have a material effect on the company's financial position, liquidity, or results of operations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: CASH AND MARKETABLE SECURITIES

Cash and marketable securities consisted of the following at December 31:        1995            1994
-----------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
Cash and cash equivalents                                                    $208,614        $200,938
Marketable securities                                                           1,670           1,243
                                                                             --------        --------
                                                                             $210,284        $202,181
                                                                             ========        ========

Under the company's cash management program, checks and amounts in transit are not considered reductions of cash or accounts payable until presented to the appropriate banks for payment. At Dec. 31, 1995 and 1994, checks and amounts in transit amounted to $182,900,000 and $168,000,000, respectively.

NOTE C: CONTRACTS IN PROCESS

                                                                                             Fixed
Contracts in process consisted of the following at December 31, 1995:    Cost Type         Price Type       Total
-------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)
U.S. government end-use contracts
      Billed                                                              $251,462        $  182,320     $  433,782
      Unbilled                                                             303,148         2,239,814      2,542,962
      Less progress payments                                                    --         1,368,878      1,368,878
                                                                          --------        ----------     ----------
        Total                                                              554,610         1,053,256      1,607,866
                                                                          --------        ----------     ----------
Other customers
      Billed                                                                29,915            95,470        125,385
      Unbilled                                                             154,665           692,069        846,734
      Less progress payments                                                    --           367,296        367,296
                                                                          --------        ----------     ----------
        Total                                                              184,580           420,243        604,823
                                                                          --------        ----------     ----------
                                                                          $739,190        $1,473,499     $2,212,689
                                                                          ========        ==========     ==========
                                                                                             Fixed
Contracts in process consisted of the following at December 31, 1994:    Cost Type         Price Type       Total
-------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)
U.S. government end-use contracts
      Billed                                                             $121,800        $  163,998      $  285,798
      Unbilled                                                            149,278         2,347,635       2,496,913
      Less progress payments                                                  --          1,461,302       1,461,302
                                                                         --------        ----------      ----------
        Total                                                             271,078         1,050,331       1,321,409
                                                                         --------        ----------      ----------
Other customers
      Billed                                                               78,535           372,990         451,525
      Unbilled                                                            156,460           115,992         272,452
      Less progress payments                                                   --            94,116          94,116
                                                                         --------        ----------      ----------
        Total                                                             234,995           394,866         629,861
                                                                         --------        ----------      ----------
                                                                         $506,073        $1,445,197      $1,951,270
                                                                         ========        ==========      ==========
-------------------------------------------------------------------------------------------------------------------

The U.S. government has a security title to unbilled amounts associated with contracts that provide for progress payments.

     Unbilled amounts are recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract. It is anticipated that substantially all of these unbilled amounts, net of progress payments, will be collected during 1996.

     Billed and unbilled contracts in process include retentions arising from contractual provisions. At Dec. 31, 1995, retentions amounted to $42,161,000 and are anticipated to be collected as follows: 1996--$30,305,000, 1997--$5,814,000, and the balance thereafter.

Note D: Inventories

Inventories consisted of the following at December 31:                                                1995            1994
--------------------------------------------------------------------------------------------------------------------------
                                                                                                      (In thousands)
Finished goods                                                                                  $  596,080      $  666,654
Work in process                                                                                    728,792         812,626
Materials and purchased parts                                                                      456,402         379,842
Excess of current cost over LIFO values                                                           (176,725)       (179,428)
                                                                                                ----------      ----------
                                                                                                 1,604,549       1,679,694
Less progress payments                                                                             101,566         180,236
                                                                                                ----------      ----------
                                                                                                $1,502,983      $1,499,458
                                                                                                ==========      ==========
--------------------------------------------------------------------------------------------------------------------------

The inventory values from which the excess of current cost over LIFO values are deductible were $488,765,000 and $527,161,000 at Dec. 31, 1995 and 1994,
respectively.

Note E: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:                          1995            1994
--------------------------------------------------------------------------------------------------------------------------
                                                                                                      (In thousands)
Land                                                                                            $   53,090      $   47,464
Buildings and leasehold improvements                                                             1,184,072         926,628
Machinery and equipment                                                                          2,852,721       2,672,010
Equipment leased to others                                                                          25,866          44,899
                                                                                                ----------      ----------
                                                                                                 4,115,749       3,691,001
Less accumulated depreciation and amortization                                                   2,531,714       2,330,221
                                                                                                ----------      ----------
                                                                                                $1,584,035      $1,360,780
                                                                                                ==========      ==========
--------------------------------------------------------------------------------------------------------------------------

Accumulated amortization of equipment leased to others was $3,981,000 and $6,926,000 at Dec. 31, 1995 and 1994, respectively.

     Future minimum lease payments from non-cancelable Aircraft operating leases, which extend to 2003, amounted to $7,686,000.

At Dec. 31, 1995, these payments were due as follows:
        (In thousands)                  (In thousands)

1996               $1,478               1999           $    776
1997                  728               2000                776
1998                  744               Thereafter        3,184


Note F: Other Assets

Other assets consisted of
 the following at December 31:                       1995               1994
--------------------------------------------------------------------------------
                                                          (In thousands)
Long-term receivables
   Due from customers in installments to 2010      $   102,261      $  105,422
   Sales-type leases, due in installments to 2010       48,277          33,539
   Other, principally due from 1996 through 2010        21,707          21,707
Investments                                            183,034          73,884
Deferred charges and other non-current assets           80,129          73,474
Excess of cost over assets of acquired companies
 (net of accumulated amortization of                 2,532,358         725,260
$103.5 million at December 31, 1995 and $46.1
 million at December 31, 1994)
Intangible pension asset                                13,925          15,837
                                                   -----------      ----------
                                                   $ 2,981,691      $1,049,123
                                                   ===========      ==========
------------------------------------------------------------------------------

Long-term receivables and sales-type leases due from customers, of $150.5 million at Dec. 31, 1995, and $139.0 million at Dec. 31, 1994, included commuter airline receivables of $47.1 million and $63.6 million, respectively. Since it is the company's policy to have the aircraft serve as collateral for the commuter airline receivables, management does not expect to incur any material losses against the net book value of the long-term receivables. The company sold general and commuter aviation long-term receivables to a bank syndicate and a fractional ownership in a defined pool of trade receivables to a financial institution. The interest rate on the general aviation receivables is LIBOR+.55% and on the commuter receivables LIBOR+.4% and +.35% and on the trade receivables commercial paper rate +.31%. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the company, at varying percentages, depending upon the character of the receivables sold. The balance of receivables sold to the banks and outstanding at Dec. 31, 1995 and Dec. 31, 1994, was $1,755.8 million and $1,026.0 million, respectively, of which 1995 proceeds of $729.8 million included $629.8 million for commuter and general aviation aircraft.

Note G: Notes Payable

Notes payable consisted of the following at December 31:                    1995            1994
------------------------------------------------------------------------------------------------
                                                                         (In thousands)
Notes payable                                                         $   56,086        $ 83,247
Commercial paper                                                       1,148,391         947,757
Weighted average interest rate on:
   Average note payable borrowings                                          6.30%           5.55%
   Average commercial paper                                                 5.94%           4.20%
   Notes payable borrowings at December 31                                  5.70%           6.32%
   Commercial paper at December 31                                          5.83%           5.92%
Aggregate borrowings outstanding
   Maximum month-end balance                                          $4,051,846      $1,223,800
   Average during the year                                            $2,362,599      $1,012,992
------------------------------------------------------------------------------------------------

Credit lines or commitments with banks were maintained by subsidiary companies amounting to $196.7 million in 1995 and $186.1 million in 1994. Compensating balance arrangements are not material. In addition, lines of credit with certain commercial banks exist as a standby facility to support the issuance of commercial paper by the company. These lines of credit were $3.20 billion at Dec. 31, 1995 and $1.24 billion at Dec. 31, 1994. Through Dec. 31, 1995, there have been no borrowings under these lines of credit. Total interest payments were $196 million, $48 million, and $36 million for 1995, 1994, and 1993, respectively.

Note H: Long-term Debt

Long-term debt consisted of the following at December 31:                                     1995      1994
-------------------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
30 year 7.375 % debentures due 2025 and callable after July 15, 2005                     $  361,373  $    --
10 year 6.5 % long-term notes due 2005, not callable prior to maturity                      728,216       --
Commercial paper backed by 5 year fixed for variable interest rate swap at 6.40%            375,000       --
Notes (including $17,639,000 in 1995 and $12,378,000 in 1994 of mortgage notes              34,708   26,599
   and industrial revenue bonds), interest in the range of 4.6% to 13.75% payable in installments, maturing at various dates from 1996 to 2009
Less installments due within one year                                                        11,562    2,077
                                                                                         ----------   ------
                                                                                         $1,487,735  $24,522
                                                                                         ==========  =======
-------------------------------------------------------------------------------------------------------------------

The aggregate amounts of installments due for the next five years are:
----------------------------------------------------------------------
      (In thousands)                    (In thousands)
1996               $ 11,562         1999           $  2,347
1997                  4,563         2000            384,487
1998                  1,238
----------------------------------------------------------------------

Interest expense on long-term debt charged to income was $52,122,000, $1,158,000, and $1,257,000 for 1995 through 1993, respectively.

     Commercial paper in the amount of $375,000,000 has been classified as long-term since the company has borrowed this amount backed by a 5 year Syndicated Bank Credit Agreement combined with a 5 year fixed for variable interest rate swap.

During 1995, the company issued $375,000,000 of 30 year 7.375 percent debentures due in 2025 with callability after ten years and $750,000,000 of ten year 6.50 percent notes due in 2005. The proceeds of these debt issues were used for the financing requirements of the E-Systems, Inc. acquisition. The principal amounts of debt were reduced by discounts and debt issue costs at Dec. 31, 1995 as follows.

-------------------------------------------------------------------------------
                                 30 Year      10 Year
                                Debentures     Notes
                                ----------    -------
                                   (In thousands)


Principal                        $375,000   $750,000
Unamortized issue discounts        (9,190)    (8,799)
Unamortized interest rate
hedging costs                      (4,437)   (12,985)
                                 --------   --------
Net debt                         $361,373   $728,216
                                 ========   ========

The company has bank agreement covenants which require that the ratio of total debt to total capitalization not exceed 55 percent at any time. The company was in compliance with these covenants during 1995 and 1994.

Note I: Federal and Foreign Income Taxes

Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between requirements of Internal Revenue codes and the company's accounting practices. The provisions for federal and foreign income taxes consisted of the following for the years ended December 31:


                                                1995        1994       1993
---------------------------------------------------------------------------
                                                     (In thousands)
Current income tax expense
   Federal                                  $263,489   $400,482   $273,656
   Foreign                                   (23,347)    25,429     15,100
Deferred income tax expense
   Federal                                   123,858   (119,663)    66,700
   Foreign                                    35,195     (3,185)    (1,100)
                                            --------   ---------   -------
                                            $399,195   $303,063   $354,356
                                            ========   ========   ========
-------------------------------------------------------------------------------

The provision for income taxes for 1995 through 1993 differs from the U.S. statutory rate due to the following:

                                               1995        1994       1993
--------------------------------------------------------------------------

Tax at statutory rate                          35.0%       35.0%      35.0%
FSC tax benefit                                (2.0)       (1.0)      (0.5)
Goodwill amortization                           1.3         0.3        0.2
Recovery of foreign tax credits                (0.5)       (1.1)      (0.4)
Other, net                                     (0.3)        0.5       (0.5)
                                               -----       -----      -----
                                               33.5%       33.7%      33.8%
                                               =====       =====      =====
-------------------------------------------------------------------------------

In 1995, 1994, and 1993 domestic profit before taxes amounted to $1,126,332,000, $827,258,000, and $1,015,695,000, respectively, and foreign profit before taxes amounted to $65,351,000, $72,681,000, and $31,652,000, respectively.

     Actual cash income tax payments by year were $275,300,000, $425,800,000, and $248,800,000, respectively, for 1995, 1994, and 1993.

     In 1995, net deferred tax assets were increased by $175,813,000 at the time of the acquisition of E-Systems, Inc.

     Details of the balance sheet captions, "Federal and foreign income taxes, including deferred," at December 31, 1995, 1994 and 1993 are as follows:


                                                        1995        1994        1993
------------------------------------------------------------------------------------
                                                             (In thousands)
Current deferred tax assets (liabilities):
   Inventory and other                             $  78,377   $  50,078   $  52,643
   Long-term contracts                               115,992      97,054     (15,900)
   Restructuring reserve                               3,261      55,055          --
   Inventory capitalization                           27,689      29,546      33,355
   Other                                             (17,803)     (7,203)      6,503
                                                   ---------    --------   ---------
   Net current deferred tax assets                   207,516     224,530      76,601

Current period tax liability                         (10,805)    (58,915)    (80,583)
                                                   ---------    --------   ---------
Federal and foreign income taxes,
 including deferred -- current                     $ 196,711   $ 165,615   $  (3,982)
                                                   =========   =========   =========
Non-current deferred tax assets (liabilities):
   Depreciation                                    $(115,819)  $ (97,095)  $ (91,860)
   Revenue on leases                                 (79,237)    (27,596)     (9,035)
   Postretirement benefits                           103,014          --          --
   Other                                              (8,755)     (9,880)     (8,595)
                                                   ---------    --------   ---------
   Net non-current deferred tax liabilities         (100,797)   (134,571)   (109,490)
                                                   ---------    --------   ---------
Federal and foreign income taxes, including
 deferred -- non-current                           $(100,797)  $(134,571)  $(109,490)
                                                   =========    ========   =========
-----------------------------------------------------------------------------------------

Note J: Commitments and Contingencies

At Dec. 31, 1995, the company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:
-------------------------------------------------------------------------------
   (In thousands)                 (In thousands)
1996          $74,815       1999            $ 41,440
1997           64,757       2000              34,332
1998           52,025       Thereafter       201,087
-------------------------------------------------------------------------------

     Rental expense for 1995, 1994, and 1993 amounted to $102,925,000, $79,887,000, and $69,870,000, respectively.

     Defense contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice, and Congressional Committees. Over recent years, the Department of Justice has convened Grand Juries from time to time to investigate possible irregularities by the company in government contracting. Management believes that such investigations, individually and in the aggregate, will not have any material adverse effect upon the financial condition of the company.

     The company self-insures for losses and expenses for aircraft product liability up to a maximum of $50 million annually. Excess insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $750 million. This coverage also includes the excess of liability over $10 million per occurrence. The Aircraft product liability reserve at December 31, 1995 was $29.6 million.

     Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are immaterial. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs incurred in connection therewith have been expensed. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

     The company issues guarantees and has banks issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention and advance payment obligations. Approximately $979 million and $519 million of these contingent obligations, net of related outstanding advance payments, were outstanding at December 31, 1995 and 1994, respectively. These instruments expire on various dates through the year 2003.

      Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the company. While the ultimate liability from these proceedings is difficult to determine, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

Note K: Capital Stock

Holders of each outstanding share of common stock also hold one quarter of a preferred stock purchase right. Under certain conditions, each whole right may be exercised to purchase one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $180, subject to certain anti-dilution provisions. Under certain circumstances, the rights entitle holders to purchase stock having a value of twice the exercise price of the rights. The rights would become transferable apart from the common stock, only 10 days after a person or group acquired 20 percent or more or announced or made a tender offer which, if completed, would result in that person or group owning 25 percent or more of the common stock. The rights would become exercisable in the event that any person or group acquires 25 percent or more of the company's common stock. Under certain circumstances, all rights owned or beneficially owned by any acquiring person will be null and void. Rights may be redeemed by the company at any time prior to the occurrence of certain events at $.05 per right.

     The company has reserved for issuance upon exercise of the rights 1,000,000 shares of Series A Junior Participating Serial Preferred Stock.


Note L: Employee Stock Plans

The 1976 Stock Option Plan provides for the grant of both incentive and non-qualified options at an exercise price which is 100 percent of the fair market value on the date of grant. The 1991 Stock Plan provides for the grant of incentive options at an exercise price which is 100 percent of the fair market value and non-qualified options at an exercise price which may be less than the fair market value on the date of grant. The 1995 Stock Option Plan provides for the grant of both incentive and non-qualified options at an exercise price which is not less than 100 percent of the fair market value on the date of grant. The plans also provide that all options may be exercised in their entirety 12 months after the date of grant. Incentive options terminate 10 years from the date of grant, and those options granted prior to Jan. 1, 1987 may not be exercised while a previously granted incentive option remains outstanding; this limitation does not apply to non-qualified options issued under the plans. Incentive options granted after Dec. 31, 1986 first become exercisable to a maximum of $100,000 per year. Non-qualified options terminate 11 years from date of grant or 10 years and a day if issued in connection with the 1995 plan.

     The 1991 plan also provides for the award of restricted stock and restricted units. Restricted awards are made at prices determined by the Compensation Committee of the Board of Directors and are compensatory in nature. Restricted stock and restricted unit awards vest over a specified period of time of not less than one year nor more than 10 years. The plans' expiration dates are March 22, 1998, March 26, 2001 and March 21, 2005.

     Information for the years 1992 through 1995 with respect to the plans are as follows:

Stock Options                          Shares         Option Price
---------------------------------------------------------------------
                                   (In thousands)

Outstanding at December 31, 1992        8,990      $ 9.30  to  $25.34
      Granted                           1,538       26.09  to   31.91
      Exercised                        (3,366)       9.30  to   25.34
      Expired                            (108)      10.55  to   31.91
                                       ------
Outstanding at December 31, 1993        7,054      $ 9.77  to  $31.91
      Granted                           3,688       31.13  to   33.31
      Exercised                        (1,452)       9.77  to   29.63
      Expired                            (132)      10.55  to   32.88
                                       ------
Outstanding at December 31, 1994        9,158      $11.13  to  $33.31
      Granted                           4,071       33.00  to   43.50
      Exercised                        (2,132)      11.13  to   33.31
      Expired                            (316)      13.75  to   39.03
                                       ------
Outstanding at December 31, 1995       10,781      $15.25  to  $43.50
                                       =====
----------------------------------------------------------------------

These options expire at various dates through April 2006. Options for 7,319,000 shares were exercisable at prices ranging from $15.25 to $33.31 at Dec. 31, 1995.

     Awards of 256,000, 380,000 and 82,000 shares of restricted stock were made to employees in 1995, 1994, and 1993, respectively. There were 51,383,000, 13,765,000, and 15,437,000 shares of common stock (including shares held in treasury) reserved for stock options and restricted stock awards at Dec. 31, 1995, 1994, and 1993, respectively.

Note M: Pension and Other Employee Benefits

The company and its subsidiaries have several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. The major plans covering salaried and management employees provide pension benefits that are based on the five highest consecutive years of the employee's compensation in the ten years before retirement. Plans covering hourly and union employees generally provide benefits of stated amounts for each year of service, but in some cases can also use a final average pay based calculation. The company's funding policy for the salaried plans is to contribute annually at a rate that is intended to remain at a level percentage of compensation for the covered employees. The company's funding policy on the hourly and union plans is to contribute annually at a rate that is intended to remain level for the covered employees.Unfunded prior service costs under the funding policy are generally amortized over periods from 10 to 30 years.

     Total pension expense was $31,156,000, $29,908,000, and $77,161,000 in 1995
through 1993, respectively. Foreign pension expense was $8,287,000, $4,866,000, and $6,118,000 in 1995 through 1993, respectively.

     Net periodic pension cost for the company and its subsidiaries in 1995 through 1993 included the following components:

Year ending December 31:                                             1995(1)           1994            1993
-----------------------------------------------------------------------------------------------------------
                                                                                (In thousands)
Service cost--benefits earned during the period                    $  98,207      $   95,537       $ 96,915
Interest cost on projected benefit obligation                        267,891         218,118        217,132
Actual (gain)/loss on assets                                        (955,942)         37,612       (334,134)
Net amortization and deferral                                        626,217        (323,866)        96,229
Curtailment adjustments                                               (7,815)(2)          --             --
                                                                   ---------       ---------       --------
Net periodic pension costs                                            28,558          27,401         76,142
Defined contribution pension plans                                     2,598           2,507          1,019
                                                                   ---------       ---------       --------
Total pension costs                                                $  31,156      $   29,908       $ 77,161
                                                                   =========      ==========       ========
Assumptions used in the accounting were:
   Discount rate                                                        7.50%           8.25%          7.75%
   Expected long-term rate of return on assets                           9.0%            9.0%           9.0%
   Rate of increase in compensation levels                               4.5%            5.0%           5.0%
------------------------------------------------------------------------------------------------------------

The following table sets forth the funded status of the plans at:

                                                                   December 31, 1995 (1)                December 31, 1994
                                                               -----------------------------------------------------------------
                                                               Assets Exceed      Accumulated       Assets Exceed    Accumulated
                                                                 Accumulated         Benefits         Accumulated       Benefits
                                                                    Benefits    Exceed Assets            Benefits  Exceed Assets
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           (In thousands)
Actuarial present value of benefit obligations:
   Vested benefit obligation                                     $(3,399,386)       $ (57,583)       $(2,439,495)      $(45,734)
                                                                 ===========        =========        ===========       ========
   Accumulated benefit obligation                                $(3,538,658)       $ (68,021)       $(2,511,274)      $(46,390)
                                                                 ===========        =========        ===========       ========
   Projected benefit obligation                                  $(3,998,382)       $ (74,544)       $(2,842,534)      $(50,095)
Plan assets at fair value                                          4,451,725               --          3,031,587          4,368
                                                                 -----------        ---------        -----------       --------
Projected benefit obligation
   (in excess of) or less than plan assets                           453,343          (74,544)           189,053        (45,727)
Unrecognized net (gain) or loss                                     (411,413)          11,907           (178,913)        12,017
Prior service cost not yet recognized
   in net periodic pension cost                                      212,270           13,723            202,730         15,302
Unrecognized net obligations (assets)
   at transition                                                     (42,652)           1,138            (48,720)         1,366
Adjustment required to recognize
   additional minimum liability                                        -              (21,330)             -            (25,068)
                                                                 -----------        ---------        -----------       --------
Prepaid pension cost (liability)                                 $   211,548        $ (69,106)       $   164,150       $(42,110)
                                                                 ===========        =========        ===========       ========
-----------------------------------------------------------------------------------------------------------------------------------

Plan assets primarily include equity and fixed income securities and, in addition to normal funding contributions, include prepayments of $60,719,000, $1,900,000, and $32,700,000 made in 1995, 1994 and 1993 respectively.

     The company's salaried pension plan provides that in the event of a termination of the plan within three years after an involuntary change of control of the company, the assets of the plan will be applied to satisfy all liabilities to participants and beneficiaries in accordance with Section 4044 of the Employee Retirement Income Security Act of 1974. Any remaining assets will be applied on a pro rata basis to increase the benefits to the participants and beneficiaries.

NOTE M: PENSION AND OTHER EMPLOYEE BENEFITS (continued)

In addition to providing pension benefits, the company and most of its subsidiaries provide certain health care and life insurance benefits for retired employees. Substantially all of the company's U.S. employees may become eligible for these benefits if they reach normal retirement age while working for the company. Retiree health plans are paid for in part by employee contributions, which are adjusted annually. Benefits are provided through various insurance companies whose charges are based either on the benefits paid during the year or annual premiums. Health benefits are provided to retirees, their covered dependents, and beneficiaries. Retiree life insurance plans are non-contributory and cover the retiree only.

     In 1993, the company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires recognition of an accumulated postretirement benefit obligation for retiree costs existing at the time of implementation, as well as an incremental expense recognition for changes in the obligation attributable to each successive year. Prior to 1995, all company segments had elected to amortize past service costs over the allowable 20 year period. During 1995 the company acquired E-Systems, Inc. who had elected in 1992 to recognize all its past service cost immediately upon implementation.

     The company is funding the liability for many salaried and hourly employees and plans to continue to do so. The net postretirement benefit cost for the company and its subsidiaries in 1995, 1994, and 1993 included the following components :

Year ending December 31:                                                   1995 (1)           1994            1993
------------------------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
Service cost--benefits earned during the period                        $   8,265         $   5,546       $   8,346
Interest cost on accumulated postretirement benefit obligation            47,906            37,355          44,180
Actual (gain)/ loss on assets                                             (8,283)              600          (3,757)
Net amortization and deferral                                             16,041            18,514          24,841
Special termination benefits                                              18,900(3)          -                -
                                                                       ---------         ---------       ---------
Net postretirement benefit cost                                        $  82,829         $  62,015       $  73,610
                                                                       =========         =========       =========
Assumptions used in the accounting were:
   Discount rate                                                            7.50%            8.25%           7.50%
   Expected long-term rate of return  on assets                             8.50%            8.50%           8.50%
   Rate of increase in compensation levels                                  4.50%            5.00%           5.00%
   Health care trend rate in the first year                                 7.50%            8.00%          10.00%
   Gradually declining to a trend rate of                                   5.00%            5.00%           5.00%
   In the years                                                    2001 & beyond     2001 & beyond   2004 & beyond
------------------------------------------------------------------------------------------------------------------

The following amounts are recognized in the balance sheet at
 December 31:                                                               1995(1)           1994            1993
------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                        (In thousands)
   Retirees                                                            $(516,767)        $(356,573)      $(381,084)
   Active employees eligible for benefits                                (32,339)          (45,501)        (55,519)
   Active employees not yet eligible for benefits                       (138,888)          (73,674)        (83,252)
                                                                       ---------         ---------       ---------
   Total obligation                                                     (687,994)         (475,748)       (519,855)
   Plan assets at fair value                                             175,172           105,983          77,052
                                                                       ---------         ---------       ---------
   Total obligation (in excess of) plan assets                          (512,822)         (369,765)       (442,803)
   Unrecognized net (gain)                                              (127,279)          (89,074)        (48,624)
   Unrecognized prior service cost                                       (14,214)                -               -
   Unrecognized net obligation at transition                             390,079           446,786         471,616
                                                                      ----------         ---------        --------
   Accrued postretirement benefit cost                                 $(264,236)        $ (12,053)      $ (19,811)
                                                                       =========         =========       =========
The effect of a one percentage point increase in the assumed health care trend rate for each future year on:
   Aggregate of service and interest cost                              $   3,055         $   3,706       $   3,073
   Accumulated postretirement benefit obligation                       $  37,979         $  38,262       $  31,574
-----------------------------------------------------------------------------------------------------------------------

The company has adopted Statement of Financial Accounting Standards No. 112 (FAS 112), Employers' Accounting for Postemployment Benefits, in 1994. FAS 112 requires that benefits to be paid for former or inactive employees after employment but prior to retirement must be accrued if certain criteria are met. The adoption of FAS 112 had no material financial impact on the company.

     Under the terms of the Raytheon Savings and Investment Plan, a defined contribution plan, covered employees are allowed to contribute up to 17 percent of their pay limited to $9,240. The company contributes amounts equal to 50 percent of the employee's contributions, up to a maximum of 3 percent of the employee's pay. Total expense for the plan was $64,563,000, $49,436,000, and $42,761,000 for 1995 through 1993, respectively.

     The company's annual contribution to the Raytheon Employee Stock Ownership Plan is approximately one half of one percent of salaries and wages, limited to $150,000 of substantially all United States salaried and a majority of hourly employees. The expense was $11,748,000, $11,768,000, and $10,964,000 for 1995
through 1993, respectively.

(1) 1995 data, including $17,117,000 of Net Periodic Pension Cost, $7,853,000 of Accrued Pension Cost, $15,041,000 of Net Periodic Postretirement Benefit Cost and $235,383,000 of Accrued Postretirement Benefit Cost, were a result of having acquired E-Systems, Inc. in April 1995.

(2) Various plan curtailments were recognized, as a result of work force reductions which were planned as part of the restructuring program.

(3) Benefit enhancements were made to various plans during the year in order to accelerate attrition through voluntary retirements.

Note N: Business Segment Reporting

For information regarding business segment reporting for 1995, 1994, and 1993, see page 46.

Note O: Acquisitions and Divestitures

The company has included in its consolidated results of operations the acquisitions under the purchase method of accounting for the following companies: E-Systems, Inc., assets of Litwin Engineers & Constructors, and Anschuetz. Cash paid for the acquisitions, net of cash acquired, was $2.342 billion and goodwill of $1.814 billion was recorded. During the year the company also sold D.C. Heath, its educational publishing unit, for $455 million.

     The following unaudited pro forma financial information combines Raytheon and E-Systems results of operations as if the acquisition had taken place on January 1, 1995, and on January 1, 1994. The pro forma results are not neces-sarily indicative of what the results of operations actually would have been if the transaction had occurred on the applicable dates indicated and are not intended to be indicative of future results of operations.
-----------------------------------------------------------------------------
(In millions except earnings per share)
                             1995           1994*
-------------------------------------------------

Net sales                 $12,397         $12,046
Net income                    794             584
Earnings per share           3.25            2.21
-----------------------------------------------------------------------------
*Includes after tax restructuring provision of $162.3 million, or $.61 per share.


Note P: Quarterly Operating Results (unaudited)

For information regarding quarterly operating results for 1995 and 1994, see page 47.

Note Q: Financial Instruments

For certain financial instruments, including cash, cash equivalents, marketable securities, and short-term debt, it is estimated that carrying value approximates fair value, due to their short maturities.

     The carrying value of notes receivable at December 31, 1995 and 1994 is estimated to approximate fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables.

     The carrying values of marketable securities and investments are based on quoted market prices or the present value of future cash and earnings which approximate fair value.

     The value of the guarantees and letters of credit reflect fair value.

     The fair value of long-term debt at Dec. 31, 1995 and 1994 was estimated based on current rates offered to the company for similar debt with the same maturities and approximates the carrying value.

-----------------------------------------------------------------------------
At Dec. 31, 1995 and 1994, the company had outstanding interest rate swap agreements, with notional amounts, cross currency swap agreements and foreign currency forward exchange contracts which minimized or eliminated risk associated with interest rate changes and/or foreign currency exchange rate fluctuations. All of these financial instruments were related to specific transactions and particular assets or liabilities for which a firm commitment existed. These instruments were executed with credit-worthy institutions and the majority of the foreign currencies were denominated in currencies of major industrial countries:
-----------------------------------------------------------------------------
                                     1995           1994
----------------------------------------------------------
                                        (In thousands)

Interest rate swaps                $394,268       $ 20,367
Cross-currency swaps               $     --       $ 14,864
Foreign exchange contracts         $335,068       $316,600
-----------------------------------------------------------------------------
The following table summarizes major currencies and contract amounts associated with foreign exchange contracts:
-----------------------------------------------------------------------------
                                     1995                      1994
                                ---------------------------------------------
                                               (In thousands)
                                  Buy      Sell            Buy        Sell
                                --------  --------       --------    --------
Pound Sterling                  $ 25,007  $  2,784       $ 38,300    $ 66,800
Japanese Yen                       2,292    58,453         15,100      45,300
Netherlands Guilder               90,144        --         49,400          --
German Mark                       16,410       390         49,700          --
Canadian Dollar                   35,562     2,021         10,100          --
French Franc                      71,663        --             --          --
Australian Dollar                 20,015        --             --          --
All others                         6,885     3,442         12,800      29,100
                                --------  --------       --------    --------
Total                           $267,978  $ 67,090       $175,400    $141,200
                                ========  ========       ========    ========
-----------------------------------------------------------------------------

Foreign currencies are translated at current rates at the reporting date. "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

     Swap contracts mature at various dates through the year 2000 and essentially fix the interest rates on that portion of debt at rates from 6.4 percent to 10.4 percent at Dec. 31, 1995 and 1994, respectively. In addition, the cross-currency swaps reduced exposure to changes in foreign exchange rates.

     The contract carrying value of cross-currency swaps is considered to be fair value due to the company's practice of holding contracts to maturity where the principal payable is the same as the initial exchange.

     Foreign exchange forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through July, 1998. Fair values for these contracts were determined by applying December 29, 1995 spot rates to the seven major currencies and comparing the U.S. dollar equivalents to the U.S. dollar contract amounts for the same currencies. The resulting difference was determined to be immaterial at the balance sheet date.

     The company, in order to lock in favorable rates, entered into interest rate swaps and locks in connection with the 1995 issuance of $750 million ten-year notes and $375 million thirty-year debentures. Both the interest rate swaps and locks were unwound six weeks prior to the issuance of this debt.

NOTE R: STOCK SPLIT

On September 27, 1995, the Board of Directors voted to declare a two-for-one stock split. The additional shares resulting from the split were distributed on October 23, 1995 to stockholders of record, October 9, 1995. All share and per share information in this annual report has been adjusted to reflect the split. The company previously reported pre-split earnings per common share for 1994, 1993, and 1992 of $4.51, $5.11, and $4.72, respectively.

COMPANY RESPONSIBILITY FOR FINANCIAL STATEMENTS

Raytheon Company has prepared the financial statements and related data contained in this Annual Report. The company's financial statements have been prepared in conformity with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Raytheon is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, the company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and company officers reviews.

     The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants, company officers, and the internal auditors to monitor the activities of each.

     Upon recommendation of the Audit Committee, Coopers & Lybrand L.L.P., independent accountants, have been selected by the Board of Directors to audit the company's financial statements and their report follows.


     /s/ Peter R. D'Angelo                        /s/ Dennis J. Picard

Executive Vice President and                           Chairman and
    Chief Financial Officer                      Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Raytheon Company
Lexington, Mass.

We have audited the accompanying balance sheets of Raytheon Company and Subsidiaries Consolidated as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raytheon Company and Subsidiaries Consolidated as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Boston, Mass.
January 18,1996