Form 10-K, Exhibit 13
period 1996-12-31
RAYTHEON CO
filed 1997-03-28
CIK 82267

                                                            EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1996 versus 1995

         Raytheon Company reported 1996 earnings of $783.3 million, or $3.30 per share, before a third quarter special charge of $22.1 million or $.09 per share. For 1995, earnings were $787.3 million, or $3.23 per share before a one time gain of $5.2 million, or $.02 per share.

         Total Raytheon sales in 1996 reached $12.3 billion, the highest in the company's history, as sales were up in all four business segments.

         In January 1997, Raytheon entered into definitive agreements to purchase the assets of Texas Instruments' (TI) defense operations for $2.95 billion in cash and to merge with Hughes Electronics' defense operations, with the combined company to be called Raytheon. The Hughes transaction is valued at $9.5 billion, comprised of approximately $5.1 billion in common stock and $4.4 billion in debt to be assumed by the merged company. (Refer to Note R of the notes to the financial statements for a full description of the Hughes transaction).

         On a 1996 pro forma basis, the combined company will have revenues of approximately $21 billion, over $13 billion of which will be in defense electronics. The current backlog for the combined company will be approximately $23 billion, with defense electronics accounting for $18 billion. The Hughes transaction, coupled with the recently announced acquisition of TI's defense business, is expected to result in a slight dilution to the earnings of the combined company in 1997, as compared to the earnings of Raytheon on a stand-alone basis for the same period. The combined transactions should be minimally accretive in 1998 and increasingly accretive thereafter.

         The two transactions are subject to regulatory approvals, including Hart-Scott-Rodino antitrust review, with the Hughes transaction subject to a favorable ruling by the Internal Revenue Service and approval by Raytheon, GM and GM "H" stockholders.

         Raytheon's total backlog at the end of 1996 stood at a record $12.1 billion, up $1.5 billion, or 14.4 percent, compared with year-end 1995. The backlog increase was driven principally by a 59 percent increase in the backlog of Raytheon Engineers & Constructors at the end of 1996 compared with the end of 1995. Raytheon Engineers & Constructors ended 1996 with a record backlog of $3.6 billion.

         The company made three acquisitions in 1996: the aircraft modification and defense electronics businesses of Chrysler Technologies; the engineering and construction assets of Rust International; and the marine communication assets of Standard Radio AB of Sweden.

The Segment Financial results are as follows:

         The Electronics segment's 1996 sales and income increased over 1995's results, which included a one-time special charge. Sales and income increased at Dallas-based Raytheon E-Systems, reflecting inclusion of a full year of E-Systems results as well as a partial year's results for the complementary acquisition of two Chrysler Technologies defense businesses. Raytheon's Massachusetts-based defense operations experienced declines in sales and income. Excluding D.C. Heath and Xyplex, which were divested in late 1995 and early 1996, respectively, sales and income increased in Raytheon's Commercial Electronics business.

         Raytheon Aircraft of Wichita, Kansas, the world leader in general aviation, reported record sales and increased income for the year over 1995, which included a one-time special charge, due to increased aircraft shipments and services.

         Raytheon Engineers & Constructors, one of the largest engineering, construction, operations and maintenance firms in the world, reported record sales for the year. Although sales were higher than 1995 due primarily to increased engineering and construction effort, income was down due to the delay of higher margin international turnkey projects combined with the effects of strike-related losses at Cedarapids.

         Raytheon Appliances had record sales for the year due to increased shipments of heating and air conditioning products, refrigerators and self-clean ranges; however, income, excluding the special charge, was flat due principally to competitive pressures in the retail market and increased sales promotion costs.

         On February 23, 1997, the company announced that it is evaluating strategic alternatives for the Appliance Group, which may result in the sale or merger of the group at some time in the future. The company retained an advisor to assist with this evaluation. The decision to undertake this strategic reassessment was made in the context of Raytheon's financial priorities, and the belief that the Appliance Group may have greater value to another company with more focus on the markets served by the group.

     Sales to the U. S. Department of Defense were $4.032 billion or 32.7 percent of consolidated sales in 1996 versus $3.961 billion or 33.6 percent of consolidated sales in 1995. Total sales to the U. S. government were $5.140 billion or 41.7 percent of consolidated sales in 1996 versus $4.677 billion or
39.6 percent of consolidated sales in 1995.

         Administration and selling expenses decreased to $1,021.0 million, or
8.3 percent of sales in 1996, from $1,085.8 million, or 9.2 percent of sales in 1995, due principally to the sale of D.C. Heath and Xyplex.

         Research and development expenses increased to $323.3 million, or 2.6 percent of sales in 1996, from $315.6 million, or 2.7 percent of sales in 1995, due principally to the inclusion of a full year of E-Systems results and a partial year's results for the acquired Chrysler Technologies businesses.

         Operating income in 1996, excluding the special charge of $34.0 million pre-tax, was $1,232.2 million, or 10.0 percent of sales, versus $1,320.4 million, or 11.2 percent of sales, in 1995. The 1995 operating income excludes a special charge of $125.0 million and nonrecurring items of $77.0 million. Operating income for 1996, including the special charge, was $1,198.2 million, or 9.7 percent of sales, while operating income for 1995, including the special charge and nonrecurring items, was $1,118.4 million.

         The company announced in the third quarter of 1996 that it would exit the manual-clean range market and dispose of the assets related to that operation, including its facility located in Delaware, Ohio, and recorded a $34.0 million pre-tax charge for this closing. The after-tax effect was $22.1 million or $.09 per share.

         The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs were attributable to the company's defense business and the remainder to its commercial business. The company completed personnel reductions of 4,400 people under this restructuring provision, including both salaried and bargaining unit employees located in Massachusetts and other states and in foreign locations. Through December 31, 1996, $249.3 million of restructuring costs have been incurred, of which $103.4 million were employee-related costs and $145.9 million were related principally to asset disposals and idle facilities.

         Interest expense for 1996 increased to $256.3 million from $196.6 million in 1995. The increase was due principally to the higher average debt level.

         Interest and dividend income increased to $102.0 million in 1996 from $26.3 million in 1995 due principally to accrued interest before tax on a retroactive federal income tax refund claim.

         Other income, net was $39.5 million in 1996 versus $243.6 million in 1995. The 1995 amount includes a $210 million net pre-tax gain from the sale of D.C. Heath.

         Federal and foreign income taxes were $322.3 million in 1996 compared with $399.2 million in 1995. The 1996 effective tax rate was 29.7 percent versus
33.5 percent in 1995. The effective tax rate for 1996 reflects the statutory rate of 35 percent reduced by accrued research and development tax credits and Foreign Sales Corporation (FSC) tax credits, partially offset by nondeductible amortization of goodwill. The decrease in the effective tax rate in 1996 from 1995 was due to the accrued retroactive research and development tax credits applicable to certain government contracts. For reasons discussed above, income, excluding the special charge of $22.1 million, was $783.3 million in 1996 versus $787.3 million in 1995 before the 1995 one-time gain of $5.2 million.

         Earnings per common share were $3.30 before the special charge of $.09 per share, versus $3.23 per share in 1995 excluding the one-time gain of $.02 per share. Earnings per share including the special charge were $3.21 in 1996, versus $3.25 in 1995 including the one-time gain.

         Earnings per common share calculations were based on 237.4 million average shares outstanding in 1996 and 244.0 million average shares outstanding in 1995. Common shares outstanding and all per share data have been restated to reflect the two-for-one stock split effective October 23, 1995. During 1996, outstanding shares were reduced by 6.1 million shares as the result of the company's purchase of outstanding shares at a cost of $305.8 million, partially offset by 1.8 million shares issued upon the exercise of employee stock options.

         In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1996,
1.8 million shares were purchased under this authorization. On February 23, 1994, the Board of Directors authorized the repurchase of up to 24 million shares of the company's common stock. Purchases under this authorization were completed in 1995. On February 22, 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. Through December 31, 1996, 9.5 million shares have been purchased under this authorization.

         The book value of common shares outstanding at December 31, 1996, was $19.46 as compared with $17.83 at December 31, 1995. Return on average equity was 17.9 percent in 1996 excluding the special charge, versus 19.2 percent in 1995 excluding the net one-time gain.

         Backlog consisted of the following at December 31:

 (In millions)                   1996            1995
-------------------------------------------------------
Electronics                    $ 7,303          $ 7,411
Engineering and Construction     3,565            2,240
Aircraft                         1,163              836
Major Appliances                    35               64
                               -------          -------
Total Backlog                  $12,066          $10,551
U.S. government-funded         $ 5,637          $ 5,142
   backlog included above
-------------------------------------------------------
         The Electronics backlog at December 31, 1996, includes $1.1 billion related to the SIVAM contract awarded by the government of Brazil to monitor and protect the Amazon River rain forest. On March 14, 1997, the company announced that the contract had been signed by the government of Brazil and all financing agreements for the program had been finalized.

         For the year ended December 31, 1996, cash flows from operating activities were $291.3 million as compared with $1,174.6 million during the year ended December 31, 1995. In 1996 funds were used for additions to property, plant and equipment of $406.0 million; dividends of $189.6 million; purchases of treasury stock of $305.8 million and net payments for acquired companies of $584.4 million. Funds were provided by increasing short-term debt by $1,006.9 million.

         In 1995, under the company's 1992 shelf registration of $500.0 million of debt securities and a 1995 registration of $1.5 billion of debt and/or equity securities, the company issued $1.125 billion of debt securities in a public offering comprised of $750.0 million of notes due 2005, which have a coupon rate of 6 1/2 percent and $375.0 million of debentures due 2025 which have a coupon rate of 7 3/8 percent. The notes are not redeemable prior to maturity, and the debentures are not redeemable prior to July 15, 2005. This financing, along with increased short-term borrowing, was used principally to fund the 1995 acquisition of E-Systems.

         Debt, net of cash and marketable securities, was $3.589 billion at December 31, 1996, as compared with $2.493 billion at December 31, 1995. Net debt as a percentage of total capitalization was 43.8 percent at December 31, 1996, as compared with 36.7 percent at December 31, 1995.

         Accounts receivable decreased to $808.7 million at December 31, 1996, from $926.8 million at December 31, 1995 due principally to the sale of receivables to bank syndicates and other financial institutions.

         Contracts in process increased to $2.592 billion at December 31, 1996, from $2.213 billion at December 31, 1995, due principally to increased effort on major foreign turnkey projects at the Engineering and Construction segment.

         Property, plant and equipment, net, increased to $1.802 billion at December 31, 1996, from $1.584 billion at December 31, 1995, due to increased investment at the Aircraft segment and the acquisition of the Chrysler Technologies businesses and Rust Engineering.

          Other assets increased to $3.720 billion at December 31, 1996, from $2.982 billion at December 31, 1995, due principally to goodwill arising from the acquisitions of the Chrysler Technologies businesses and Rust Engineering. Capital expenditures were $406.0 million in 1996 versus $328.6 in 1995. The increase was due principally to higher expenditures in the Aircraft segment. Capital expenditures in 1997 are expected to be above the 1996 level, excluding the effect of acquisitions.

         Dividends declared to stockholders during 1996 were $189.6 million versus $182.5 million in 1995. The quarterly dividend rate was $.20 for each quarter of 1996 versus $.1875 for each quarter of 1995.

         Total employment was 75,300 at December 31, 1996, as compared with 73,200 at December 31, 1995. The increase was due principally to the acquisitions of the Chrysler Technologies businesses and Rust Engineering, partially offset by reductions in the defense electronics segment and the sale of Xyplex.

         The company's debt of $3.727 billion at December 31, 1996, will increase by approximately $2.950 billion as a result of the planned acquisition of the defense operations of TI. The planned merger of the Hughes Electronics defense operations will add approximately $4.400 billion of additional debt and approximately $5.100 billion of additional equity through the issuance of additional common shares (refer to Note R of the notes to the financial statements for a full description of the transaction). The company intends to finance the additional debt initially through an expansion of the company's short-term borrowing facilities. Approximately $3.0 to $4.5 billion of the short-term borrowing is expected to be replaced with a combination of medium and long-term notes and bonds shortly after the closure of the transactions. The covenants applicable to the existing financing arrangements have been modified by the participating entities to accommodate the increase in debt.

         Total debt as a percentage of total capital was 44.8 percent at December 31, 1996, and 38.6 percent at December 31, 1995, and is expected to rise as a result of the acquisitions.

         Credit ratings for the company, based on the proposed acquisitions, have been lowered by Moody's to P-2 for short-term borrowing and A-3 for senior debt as of January 16, 1997, by Standard and Poor's to A-3 for short-term borrowing and BBB for senior debt as of January 17, 1997, and by Duff & Phelps to D-2 for short-term borrowing and BBB+ for senior debt as of February 26, 1997. Moody's and Standard and Poor's still have the company's ratings under review with negative implications. The company expects that its cash flow from operations and asset reductions will be sufficient to maintain investment grade credit ratings and available debt financing will be sufficient to meet any additional funding requirements in 1997.

         Lines of credit with certain commercial banks exist as a standby facility to support the issuance of commercial paper by the company. The lines of credit were $3.483 billion and $3.203 billion at December 31, 1996, and

December 31, 1995, respectively. Through the end of 1996, there were no borrowings under these lines of credit, as borrowings were via commercial paper supported by the lines of credit. Commencing on January 17, 1997 substantially all new borrowings have been under the committed lines of credit from the participating commercial banks.

         The company enters into interest rate swaps and locks and foreign currency forward agreements with commercial and investment banks to reduce the impact of changes in interest rates and foreign exchange rates on long-term debt and on purchases, sales, and financing arrangements with lenders, vendors, customers and foreign subsidiaries. The company meets its working capital requirements mainly with variable rate short-term financing. Interest rate swaps are primarily used to provide purchasers of the company's products with fixed financing terms over extended time periods. The company also enters into foreign exchange forward contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the company are directly related to a particular asset, liability, or transaction for which a firm commitment is in place. Swaps and foreign exchange contracts are normally held to maturity and no exchange traded or over-the-counter instruments have been purchased. The impact on the financial position, liquidity, and results of operations from likely changes in foreign exchange and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

         The company adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, in 1996. The standard defines a fair value based method of accounting for employee stock options. The compensation expense arising from this method of accounting can be reflected in the financial statements or, alternatively, the pro forma net income and earnings per share effect of the fair value based accounting can be disclosed in the notes to the financial statements. The company adopted the disclosure alternative and the results are disclosed in the notes to the financial statements.

         Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs incurred in connection therewith have been expensed. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to amounts already recorded.

         The company will adopt Statement of Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in 1997. The adoption is not expected to have a material effect on the company's financial position or results of operations.

         The company will adopt the American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities, in 1997. The adoption of the standard will not have a material effect on the company's financial position or results of operations.

1995 versus 1994

         Raytheon Company reported increased 1995 net income of $792.5 million, or $3.25 per share compared with 1994 net income of $596.9 million, or $2.26 per share. The 1994 results include a first quarter after-tax restructuring charge of $162.3 million, or $.61 per share. The 1994 earnings, excluding the restructuring charge, were $759.2 million, or $2.87 per share.

         Total Raytheon sales in 1995 reached $11.8 billion, the highest in the company's history, compared with sales of $10.1 billion in 1994. Raytheon's results in 1995 reflect the company's solid overall commercial sales and profits driven by continued strong performances at Raytheon Aircraft, Raytheon Engineers & Constructors, and Commercial Electronics, as well as the significant contribution of E-Systems, the Dallas-based defense and government electronics company acquired by Raytheon in 1995.

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

         The company made three acquisitions in 1995: E-Systems, a leader in intelligence, reconnaissance and surveillance systems was acquired on April 29, 1995; assets of Litwin Engineers & Constructors, an international leader in hydrocarbon refining and process technology were acquired on July 26, 1995; and Anschutz, one of the world's leading manufacturers of gyro compasses, autopilots, and steering control systems--a high seas product line that complements Raytheon's existing marine electronics line--was acquired on February 15, 1995.

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

The segment financial results are as follows:

         The Engineering and Construction segment reported record sales and income for 1995. Sales increased to $2.883 billion in 1995. Income increased by
9.6 percent to $262 million due principally to higher returns on international projects.

         The Aircraft segment reported record sales for 1995. Sales of $2.060 billion were up 17.1 percent based on strong unit sales growth of regional and general aviation aircraft. Segment income was $197 million, before a nonrecurring charge of $30 million included as part of the previously mentioned $77 million charge.

     Raytheon Aircraft was selected by the U. S. Air Force and U. S. Navy for the next generation primary trainer, the Joint Primary Aircraft Training System (JPATS). The JPATS program, a major win for Raytheon, is valued at up to $7 billion over more than 20 years. Additionally, there is the potential for significant international sales.

         The Major Appliances segment had increased sales to $1.472 billion in 1995 due principally to the acquisition of UniMac, while income was down due to strong competitive price pressures and higher material costs.

         The Electronics segment had increased sales and income in 1995 due to the contribution of E-Systems and commercial electronics. Segment income was $787 million before a nonrecurring charge of $47 million. Raytheon's Massachusetts-based defense operations experienced declines in sales and income; however, the rate of decline was not as great as in prior years.

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

     Sales to the U. S. Department of Defense were $3.961 billion, or 33.6 percent of consolidated sales in 1995, versus $3.546 billion, or 35.1 percent of consolidated sales, in 1994. Total sales to the U. S. government were $4.677 billion, or 39.6 percent of consolidated sales, versus $3.930 billion, or 38.9 percent in 1994.

         Administration and selling expenses increased to $1,085.8 million in 1995, versus $912.3 million in 1994, due principally to the acquisition of E-Systems.

         Research and development expenses increased to $315.6 million in 1995, versus $269.6 million in 1994, due principally to the acquisition of E-Systems.

         Operating income in 1995, excluding the special charge and nonrecurring items, was $1,320.4 million, or 11.2 percent of sales, versus $1,145.9 million, or 11.3 percent of sales, in 1994. The 1994 results exclude the effect of the first quarter 1994 restructuring provision. Operating income for 1995, including the special charge and nonrecurring items, was $1,118.4 million, or 9.5 percent of sales.

         The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs are attributable to Raytheon's defense business and the remainder to its commercial business. The company completed personnel reductions of 4,400 people under this restructuring provision, including both salaried and bargaining unit employees located in Massachusetts and other states and in foreign locations. Through the end of 1995, $240.4 million of restructuring costs have been incurred, of which $102.2 million were employee-related costs and $138.2 million were related principally to asset disposals and idle facilities. Cash flow expenditures, net of tax recovery of $87 million, were $67 million in 1994 and $32 million in 1995.

         Interest expense for 1995 increased to $196.6 million from $48.5 million in 1994. The increase was due to higher interest rates and higher average levels of debt outstanding, due principally to the acquisition of E-Systems.

         Interest and dividend income was $26.3 million in 1995 versus $19.6 million in 1994. This income arises principally from the financing of customer long-term receivables.

         Other income (net) for 1995 increased to $243.6 million from $32.7 million in 1994. The 1995 amount includes a $210 million net pre-tax gain from the sale of D.C. Heath.

         Federal and foreign income taxes were $399.2 million in 1995 compared with $303.1 million in 1994. The 1995 effective tax rate was 33.5 percent versus
33.7 percent in 1994. The effective tax rate for 1995 reflects the statutory rate of 35 percent reduced by Foreign Sales Corporation (FSC) tax credits, partially offset by non-deductible amortization of goodwill.

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

         In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1995,
2.2 million shares were purchased under this authorization. On February 23, 1994, the Board of Directors authorized the repurchase of up to 24 million shares of the company's common stock. In 1994, 23.4 million shares were purchased under this authorization and the balance purchased in 1995. On February 22, 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. In 1995, 5.3 million shares were purchased under this authorization

         The book value of common shares outstanding at December 31, 1995, was $17.83 as compared with $15.92 at December 31, 1994. Return on average equity was 19.3 percent in 1995 versus 17.4 percent in 1994 excluding the restructuring provision.

Backlog consisted of the following at December 31:

(In millions)                    1995           1994
----------------------------------------------------
Electronics                    $ 7,411        $5,287
Engineering and Construction     2,240         1,522
Aircraft                           836         1,203
Major Appliances                    64            58
                               -------        ------
 Total Backlog                 $10,551        $8,070
U.S. government-funded         $ 5,142        $3,641
    backlog included above
----------------------------------------------------
         Raytheon's total backlog of $10,551 billion at year-end 1995 was up 31 percent from year-end 1994. The increase in the Electronics backlog and the U.
S. government portion of the total backlog reflects the acquisition of E-Systems. The Electronics backlog includes $1.1 billion related to the SIVAM contract awarded by the government of Brazil to monitor and protect the Amazon River rain forest.

         For the year ended December 31, 1995, cash flows from operating activities were $1,174.6 million as compared to $1,157.9 million during the comparable 1994 period. In 1995 these funds were used for: additions to property, plant and equipment of $328.6 million; dividends of $182.5 million; the purchase of treasury shares of $260.7 million, net of the proceeds received on the exercise of employee stock options; and to pay down short-term debt. During 1995, $2.342 billion was expended for acquired companies, principally the acquisition of E-Systems. The funds for the acquisitions were provided by increasing long-term and short-term debt. In the fourth quarter of 1995, $449.2 million of funds were received from the sale of D.C. Heath and were used to reduce short-term debt.

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

FORWARD LOOKING STATEMENTS

         Statements in this Report which are not historical facts are forward looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. The Company wishes to caution readers that several important factors, including those noted in the Management's Discussion and Analysis section of this Report at pages 41 through 45, could affect the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. Further information regarding the important factors that could cause actual results to differ from projected results can be found in Raytheon's reports filed with the SEC, including our form 10-K for the year ended December 31, 1996.

BUSINES SEGMENT REPORTING

         The company operates in four major business areas: Electronics, both commercial and defense; Engineering and Construction; Aircraft; and Major appliances. The principal contributors to Electronics sales and earnings are defense missile systems and other products. The Engineering and Construction segment does business in some 60 countries around the world. The Aircraft segment manufactures, markets and supports piston, jetprops and medium and light jet aircraft for commercial, regional airline and military markets around the world. The Major Appliance segment manufactures and sells household and commercial appliances to dealers and distributors in the United States and to foreign locations. Sales and segment income for 1995 and 1994 have been restated to conform with the 1996 presentation.

         Certain accounts were reclassified to reconicile segment income with operating income, as reported in the statements of income. The reclassifications did not have a material effect on the income of the segments other than the aircraft segment. Aircraft segment income was reduced in all years due to the inclusion of interest cost associated with the fnancing of off-balance sheet receivables. This cost was previously reported as a part of corporate interest expense. The change did not affect the company's income before taxes or net income.

OPERATIONS BY BUSINESS SEGMENTS
--------------------------------------------------------------------------------
 (In millions)    Sales to unaffiliated customers            Segment income
                  -------------------------------            --------------
                     1996      1995     1994        1996      1995        1994
--------------------------------------------------------------------------------
Electronics        $ 5,424   $ 5,389   $ 4,057    $  766    $  740(3)    $  630
Engineering and
   Construction      3,053     2,883     2,827       211(6)    262          239
Aircraft             2,345     2,060     1,759       181       167(4)       195
Major Appliances     1,509     1,472     1,455        74        74           82
                   -------   -------   -------     -----     -----        -----
Total Operating
   Segments        $12,331   $11,804   $10,098    $1,232     $1,243      $1,146
                   =======   =======   =======    ======     ======      ======
Restructuring and
   special charges                                   (34)(1)   (125)(2)     (250)(5)
Gain on sale of
   D.C. Heath                                          -        210            -
Net interest expense                                (154)      (170)         (28)
Other income                                          39          5            1
Gain on sale of an
   investment                                          -         29           31
                                                  ------     ------      -------
Income before
   taxes                                          $1,083     $1,192      $   900
                                                  ======     ======      =======
----------------------------------------------------------------------------------

----------
(1) The 1996 special charge of $34 million relates to the Major Appliances segment.
(2) The special charge relates to the business segments as follows: Electronics, $115, and Engineering and Construction, $10.
(3)  Includes a nonrecurring charge of $47 million.
(4)  Includes a nonrecurring charge of $30 million.
(5)  The restructuring provision relates to the business segments as follows:
       Electronics, $193, Engineering and Construction, $37, Aircraft $13, and Major Appliances $7.
(6) Excludes second quarter fee adjustment on a major foreign project which was covered by a pre-existing contingency reserve.

                        Capital expenditures       Depreciation and Amortization
                       ---------------------------------------------------------
(In millions)          1996     1995     1994        1996     1995      1994
--------------------------------------------------------------------------------
Electronics            $160     $147     $120        $220     $228      $167
Engineering and
     Construction        27       26       22         37        32        31
Aircraft                140       80       74         50        51        52
Major Appliances         79       76       51         62        60        54
                       ----     ----     ----       ----      ----      ----
Total                  $406     $329     $267       $369      $371      $304
                       ====     ====     ====       ====      ====      ====

                 Identifiable assets at December 31,
----------------------------------------------------
(In millions)          1996     1995     1994
----------------------------------------------------
Electronics          $ 5,881   $5,473   $2,867
Engineering and
     Construction      2,059    1,544    1,359
Aircraft               2,372    1,832    2,171
Major Appliances         814      992      998
                     -------   ------   ------
Total                $11,126   $9,841   $7,395
                     =======   ======   ======

OPERATIONS BY GEOGRAPHIC AREAS
------------------------------------------------------------------------------
(In millions)         United States   Outside United States   Consolidated
                                      (Principally Europe)
------------------------------------------------------------------------------
Sales to unaffiliated customers
------------------------------------------------------------------------------
1996                    $11,570              $ 761                $12,331
1995                     11,017                787                 11,804
1994                      9,309                789                 10,098

Net income
------------------------------------------------------------------------------
1996                        740                 21                    761
1995                        738                 54                    792
1994                        547                 50                    597

Identifiable assets at
------------------------------------------------------------------------------
December 31, 1996        10,473                653                 11,126
December 31, 1995         9,171                670                  9,841
December 31, 1994         6,929                466                  7,395
------------------------------------------------------------------------------

       Sales between business segments and between geographic areas are not material. In the data by geographic area, U.S. sales in millions of $11,570, $11,017, and $9,309 include export sales, in millions, principally to Europe, the Middle East, and Far East, of $2,137, $1,907, and $1,173 for 1996 through 1994, respectively.

     Sales in millions to major customers, principally in Electronics, for 1996 through 1994, respectively, are: U.S. government (end user), $4,638, $4,079, and $3,236; U.S. government (foreign military sales), $502, $597, and $694.

QUARTERLY FINANCIAL DATA

         The third quarter of 1996 includes a special charge of $22.1 million after tax or $.09 per share to exit the manual-clean range market and close the Delaware, Ohio plant.

         The fourth quarter of 1995 includes a one-time gain of $5.2 million after tax or $.02 per share related to the sale of D.C. Heath, net of special charges.

(In millions except
   per share data)     First      Second     Third      Fourth
------------------------------------------------------------------
1996
------------------------------------------------------------------
Net sales            $2,787.6    $3,126.8   $3,032.4    $3,383.7
Cost of sales         2,141.3     2,435.4    2,428.1     2,749.2
Net income              186.5       209.4      187.9       177.4
Earnings per
   common share          0.78        0.88       0.80        0.75
Cash dividends
   per common share

     Declared            0.20        0.20       0.20        0.20
     Paid              0.1875        0.20       0.20        0.20

Common stock prices
  per the Composite Tape

        High            54.13       53.63      55.00       56.13
        Low             45.00       48.75      43.38       45.75

1995
------------------------------------------------------------------
Net sales            $2,399.1    $2,844.6   $3,174.0    $3,386.5
Cost of sales         1,832.3     2,130.5    2,442.7     2,754.0
Net income              173.9       195.5      200.7       222.4
Earnings per
   common share          0.71        0.80       0.82        0.92
Cash dividends
   per common share

     Declared          0.1875      0.1875     0.1875      0.1875
     Paid              0.1875      0.1875     0.1875      0.1875

Common stock prices
  per the Composite Tape

      High              37.19       39.81      42.69       47.25
      Low               31.44       34.75      38.75       41.50
------------------------------------------------------------------
Note:

Share data have been restated for the two-for-one stock split in October, 1995.

 TEN YEAR STATISTICAL SUMMARY


(In millions except per share data)
                                           1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------
Statements of Income
-----------------------------------------------------------------------------------------------------
Net sales                               $12,330.5    $11,804.2    $10,097.7    $ 9,334.1    $ 9,121.7
-----------------------------------------------------------------------------------------------------
Cost of sales                             9,754.0      9,159.4      7,769.9      7,181.8      7,064.1
Administrative and
   selling expenses (note A)              1,021.0      1,085.8        912.3        827.6        817.2
Research and development expenses           323.3        315.6        269.6        279.4        289.9
Special charge                               34.0        125.0        249.8           --           --
-----------------------------------------------------------------------------------------------------
Total operating expenses                 11,132.3(3)  10,685.8      9,201.6(5)   8,288.8      8,171.2
-----------------------------------------------------------------------------------------------------
Operating income                          1,198.2(3)   1,118.4        896.1(5)   1,045.3        950.5
-----------------------------------------------------------------------------------------------------
Interest expense                            256.3        196.6         48.5         31.9         48.2
Interest and dividend income               (102.0)       (26.3)       (19.6)        (7.3)        (9.2)
Other income, net (note A)                  (39.6)      (243.6)       (32.7)       (26.6)       (44.5)
-----------------------------------------------------------------------------------------------------
Non-operating expense (income), net         114.7        (73.3)        (3.8)        (2.0)        (5.5)
-----------------------------------------------------------------------------------------------------
Income before taxes                       1,083.5(3)   1,191.7(4)     899.9(5)   1,047.3        956.0
Federal and foreign income taxes            322.3        399.2        303.0        354.3        320.9
-----------------------------------------------------------------------------------------------------
Net income                              $   761.2(3) $   792.5(4) $   596.9(5) $   693.0    $   635.1
=====================================================================================================
Return on sales                              6.2%         6.7%         5.9%         7.4%         7.0%
Return on average equity                    17.4%        19.3%        14.1%        17.0%        17.7%
Earnings per common share (1)(2)
  Outstanding shares                    $    3.21(3) $    3.25(4) $    2.26(5) $    2.56    $    2.36
  Fully diluted                         $    3.16(3) $    3.20(4) $    2.24(5) $    2.53    $    2.34
Cash dividends declared per
   common share(2)                      $    0.80    $    0.75    $   0.738    $    0.70    $   0.663
Average common shares (in thousands)(2)
  Outstanding shares                      237,413      243,989      264,736      271,166      269,008
  Fully diluted                           240,736      247,780      266,490      273,594      271,290
-----------------------------------------------------------------------------------------------------
Financial Position at Year-End
-----------------------------------------------------------------------------------------------------
Assets

   Current                              $ 5,603.9    $ 5,275.2    $ 4,985.5    $ 4,609.2    $ 3,775.8
   Property, plant, and equipment, net    1,802.0      1,584.0      1,360.8      1,422.1      1,420.0
   Total (including other non-current)   11,126.1      9,840.9      7,395.4      7,257.7      6,015.1

Working Capital

   Net working capital                      912.1      1,584.8      1,702.4      1,809.0      1,639.0
   Ratio of current assets to
     current liabilities                     1.19         1.43         1.52         1.65         1.77

Financial Structure

   Long-term debt                         1,500.5      1,487.7         24.5         24.4         25.3
   Total debt                             3,727.4      2,703.8      1,057.6        897.6        732.0
   Stockholders' equity                   4,598.0      4,292.0      3,928.2      4,297.9      3,843.2
   Per common share(2)                      19.46        17.83        15.92        15.89        14.16
   Debt as a percentage of equity           81.1%        63.0%        26.9%        20.9%        19.0%
-----------------------------------------------------------------------------------------------------

General Statistics
-----------------------------------------------------------------------------------------------------
Total backlog                           $12,066.1    $10,550.5    $ 8,069.8    $ 7,756.5    $ 7,273.2
U.S. government-funded backlog
   (included above)                       5,637.5      5,141.5      3,640.9      4,518.8      5,310.6

Property, plant, and equipment

   Capital expenditures                     406.0        328.6        267.4        256.1        307.7
   Depreciation and amortization            368.9        371.4        304.2        296.4        302.1
Total salaries and wages paid             3,710.2      3,450.7      2,894.7      2,731.5      2,957.7
Total number of employees (actual)         75,300       73,200       60,200       63,800       63,900
Outstanding shares of common stock
    (in thousands)                        236,250      240,690      246,644      270,428      271,320
-----------------------------------------------------------------------------------------------------

Notes:

(1) Earnings per common share: outstanding shares computed on average number of common shares; fully diluted assumes exercise of dilutive stock options.

(2) All share data have been restated for the two-for-one stock split in October 1995. (3) Includes special charge of $34.0 million pre-tax, $22.1 million after-tax, or $.09 per share. (4) Includes one-time gain of $8.0 million pre-tax, $5.2 million after-tax, or $.02 per share. (5) Includes restructuring charge of $249.8 million pre-tax, $162.3 million after-tax, or $.61 per share.

(In millions except per share data)
                                            1991         1990        1989        1988        1987
-----------------------------------------------------------------------------------------------------
Statements of Income
-----------------------------------------------------------------------------------------------------
Net sales                               $ 9,359.4    $ 9,337.9    $ 8,852.4    $ 8,251.9    $ 7,695.0
-----------------------------------------------------------------------------------------------------
Cost of sales                             7,356.9      7,395.1      6,998.6      6,538.6      6,124.5
Administrative and
   selling expenses (note A)                822.1        809.8        779.3        743.5        668.9
Research and development expenses           278.5        267.6        274.7        271.0        266.1
Special charge                                 --           --           --           --           --
-----------------------------------------------------------------------------------------------------
Total operating expenses                  8,457.5      8,472.5      8,052.6      7,553.1      7,059.5
-----------------------------------------------------------------------------------------------------
Operating income                            901.9        865.4        799.8        698.8        635.5
-----------------------------------------------------------------------------------------------------
Interest expense                             92.4        114.3        113.4         62.8         23.5
Interest and dividend income                (10.3)       (34.5)       (32.4)       (23.3)       (29.1)
Other (income) expense, net (note A)        (52.9)       (51.3)       (38.9)       (46.2)       (44.8)
-----------------------------------------------------------------------------------------------------
Non-operating expense (income), net          29.2         28.5         42.1         (6.7)       (50.4)
-----------------------------------------------------------------------------------------------------
Income before taxes                         872.7        836.9        757.7        705.5        685.9
Federal and foreign income taxes            280.9        279.6        228.9        215.9        240.8
-----------------------------------------------------------------------------------------------------
Net income                              $   591.8    $   557.3    $   528.8    $   489.6    $   445.1
=====================================================================================================

Return on sales                              6.3%         6.0%         6.0%         5.9%         5.8%
Return on average equity                    19.2%        21.2%        23.3%        25.1%        22.0%
Earnings per common share (1)(2)
Outstanding shares                      $    2.24    $    2.14    $    2.00    $    1.84    $    1.53
Fully diluted                           $    2.22    $    2.12    $    1.99    $    1.83    $    1.52
Cash dividends declared per
   common share(2)                      $   0.613    $    0.60    $    0.55    $    0.50    $   0.463
Average common shares (in thousands)(2)

   Outstanding shares                     264,460      261,330      264,108      266,484      291,054
   Fully diluted                          266,092      262,482      265,642      267,786      293,592
-----------------------------------------------------------------------------------------------------
Financial Position at Year-End
-----------------------------------------------------------------------------------------------------
Assets

  Current                               $ 3,747.6    $ 3,603.5    $ 3,104.5    $ 2,844.3    $ 2,451.9
  Property, plant, and equipment, net     1,516.5      1,532.1      1,456.3      1,355.2      1,217.4
  Total (including other non-current)     6,087.1      6,119.4      5,338.3      4,739.5      4,162.5

Working Capital

Net working capital                       1,031.5        457.8        282.4        267.1        183.2
Ratio of current assets to
   current liabilities                       1.38         1.15         1.10         1.10         1.08

Financial Structure

   Long-term debt                            39.3         46.4         46.0        41.3         44.7
   Total debt                             1,143.7      1,471.6      1,229.6       952.8        595.4
   Stockholders' equity                   3,323.4      2,846.5      2,426.1     2,121.0      1,849.1
   Per common share(2)                      12.45        10.89         9.24        7.99         6.83
   Debt as a percentage of equity           34.4%        51.7%        50.7%       44.9%        32.2%
-----------------------------------------------------------------------------------------------------

General Statistics
-----------------------------------------------------------------------------------------------------
Total backlog                           $ 7,969.4    $ 8,809.5    $ 9,595.3    $ 8,712.4    $ 8,470.0
U.S. government-funded backlog
  (included above)                        5,759.2      6,566.4      6,973.5      6,759.1      6,362.3

Property, plant, and equipment

   Capital expenditures                     348.5        390.7       413.9         421.3        354.2
   Depreciation and amortization            306.1        303.5       281.6         259.0        236.5
Total salaries and wages paid             3,017.4      2,972.7     2,816.4       2,659.8      2,457.9
Total number of employees (actual)         71,600       76,700      77,600        76,200       76,500
Outstanding shares of common stock
    (in thousands)                        266,880      261,420     262,480       265,494      270,796
-----------------------------------------------------------------------------------------------------

Notes:
(1) Earnings per common share: outstanding shares computed on average number of common shares; fully diluted assumes exercise of dilutive stock options.

(2) All share data have been restated for the two-for-one stock split in October 1995. (3) Includes special charge of $34.0 million pre-tax, $22.1 million after-tax, or $.09 per share. (4) Includes one-time gain of $8.0 million pre-tax, $5.2 million after-tax, or $.02 per share. (5) Includes restructuring charge of $249.8 million pre-tax, $162.3 million after-tax, or $.61 per share.

Raytheon Company and Subsidiaries Consolidated

BALANCE SHEETS

(In thousands)                          December 31, 1996     December 31, 1995
-------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------
Current assets
   Cash and marketable
     securities (notes A and B)            $   138,821             $  210,284
   Accounts receivable, less allowance
      for doubtful accounts:
          1996--$20,260,000;
          1995--$22,043,000                     808,715                926,800
   Federal and foreign income taxes,
     including deferred (notes A and I)        246,120                196,711
   Contracts in process (notes A and C)      2,592,006              2,212,689
   Inventories (notes A and D)               1,590,967              1,502,983
   Prepaid expenses (note L)                   227,266                225,751
                                           -----------            -----------
     Total current assets                    5,603,895              5,275,218

Property, plant, and equipment, net
   (notes A and E)                           1,802,012              1,584,035
Other assets (notes A and F)                 3,720,169              2,981,691
-----------------------------------------------------------------------------
                                           $11,126,076            $ 9,840,944
=============================================================================

Liabilities and Stockholders' Equity

Current liabilities
   Notes payable and current portion of
     long-term debt (notes G and H)        $ 2,226,935            $ 1,216,039
   Advance payments, less contracts
     in process:
          1996--$803,056,000;
          1995--$586,792,000                    341,326                343,470
   Accounts payable                          1,125,881              1,041,848
   Accrued salaries and wages                  272,877                254,419
   Other accrued expenses (note A)             724,814                834,647
-------------------------------------------------------------------------------

     Total current liabilities               4,691,833              3,690,423

Accrued retiree benefits (note L)              249,992                270,025
Income taxes, including deferred
   (notes A and I)                              85,765                100,797
Long-term debt (note H)                      1,500,476              1,487,735

Commitments and contingencies (note J)

Stockholders' equity (note Q)
   Preferred stock, no par value
     Authorized: 3,000,000 shares
     Outstanding: 1996 and 1995--none
   Common stock, par value $1.00 per share
     Authorized: 400,000,000 shares
     Outstanding: 1996--236,250,000 shares;
                  1995--240,690,000 shares
     (after deducting shares in treasury:
                  1996--118,685,000;
                  1995--114,245,000) (note K)   236,250                240,690
   Additional paid-in capital                  307,451                258,708
   Equity adjustments (note A)                 (11,966)                 5,071
   Retained earnings                         4,066,275              3,787,495
-----------------------------------------------------------------------------
     Total stockholders' equity              4,598,010              4,291,964
-----------------------------------------------------------------------------
                                           $11,126,076            $ 9,840,944
=============================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company and Subsidiaries Consolidated
STATEMENTS OF INCOME

(In thousands except per share data)
              Years Ended December 31:        1996             1995            1994
--------------------------------------------------------------------------------------
Net sales (note A)                         $12,330,538     $11,804,174     $10,097,662
--------------------------------------------------------------------------------------
Cost of sales                                9,753,970       9,159,447       7,769,882
Administrative and selling expenses          1,021,127       1,085,765         912,313
Research and development expenses (note A)     323,271         315,581         269,613
Restructuring and special charges (note A)      34,000         125,000         249,751
--------------------------------------------------------------------------------------
     Total operating expenses               11,132,368      10,685,793       9,201,559
--------------------------------------------------------------------------------------
Operating income                             1,198,170       1,118,381         896,103
--------------------------------------------------------------------------------------
Interest expense                               256,253         196,627          48,504
Interest and dividend income                  (101,996)        (26,288)        (19,611)
Other income, net (note A)                     (39,549)       (243,641)        (32,729)
--------------------------------------------------------------------------------------
Non-operating expense (income), net            114,708         (73,302)         (3,836)
--------------------------------------------------------------------------------------

Income before taxes                          1,083,462       1,191,683         899,939
Federal and foreign income taxes
   (notes A and I)                             322,311         399,195         303,063
--------------------------------------------------------------------------------------
Net income (note A)                        $   761,151     $   792,488     $   596,876
======================================================================================
Earnings per common share (notes A and Q)
   Outstanding shares                            $3.21           $3.25           $2.26
   Fully diluted                                 $3.16           $3.20           $2.24
--------------------------------------------------------------------------------------

Raytheon Company and Subsidiaries Consolidated

STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)                    Common Stock        Additional      Equity      Retained
Years Ended December 31,        Shares  Par Value  Paid-in Capital  Adjustments   Earnings
   1996, 1995, and 1994:
--------------------------------------------------------------------------------------------
Balance at December 31, 1993
   (note Q)                   270,428   $270,428     $193,275      $ (2,100)     $3,836,257
Net income                                                                          596,876
Dividends declared--
   $.738 per share                                                                 (192,681)
Proceeds under common
   stock plans                  1,864      1,864       41,476
Treasury shares purchased     (25,338)   (25,338)     (20,638)                     (758,933)
Treasury shares received on
   exercise of stock options     (310)      (310)      (4,645)
Foreign exchange translation
   adjustments                                                        (3,613)
FAS No. 87 pension adjustment                                         (3,750)
--------------------------------------------------------------------------------------------
Balance at December 31, 1994   246,644    246,644     209,468         (9,463)      3,481,519

Net income                                                                           792,488

Dividends declared--
   $.75 per share                                                                  (182,487)
Proceeds under common
   stock plans                   2,388      2,388      64,502
Treasury shares purchased       (8,144)    (8,144)     (7,844)                     (304,025)
Treasury shares received on
   exercise of stock options      (198)      (198)     (7,418)
Foreign exchange translation
   adjustments                                                        10,374
FAS No. 115 unrealized valuation
   adjustment                                                          2,973
FAS No. 87 pension adjustment                                          1,187
--------------------------------------------------------------------------------------------
Balance at December 31, 1995    240,690   240,690     258,708          5,071       3,787,495

Net income                                                                          761,151
Dividends declared--
   $.80 per share                                                                  (189,574)
Proceeds under common
   stock plans                    1,864     1,864      63,837
Treasury shares purchased        (6,104)   (6,104)     (6,942)                     (292,797)
Treasury shares received
   on exercise of stock options    (200)     (200)     (8,152)
Foreign exchange translation
   adjustments                                                         (3,071)
FAS No. 115 unrealized valuation
    adjustment                                                        (15,045)
FAS No. 87 pension adjustment                                           1,079
--------------------------------------------------------------------------------------------
Balance at December 31, 1996    236,250  $236,250     $307,451        ($11,966)   $4,066,275
============================================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company and Subsidiaries Consolidated
STATEMENTS OF CASH FLOWS

(In thousands)            Years Ended December 31:     1996           1995           1994
-------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                      $  761,151     $  792,488     $  596,876
   Adjustments to reconcile net income
   to net cash provided by operating
   activities, net of the effect of
   acquired companies
     Depreciation and amortization                    368,923        371,399        304,166
     Net gain on sale of operating division                --       (210,000)             -
     Gain on sale of an investment                         --        (27,846)       (31,056)
     Sale of receivables                             1,208,600     1,081,100        797,000
     Increase in accounts receivable                  (993,944)     (964,694)      (332,218)
     (Increase) decrease in contracts in process      (580,830)      173,655         72,875
     (Increase) decrease in inventories                (38,154)       44,748         23,826
     Increase in long term receivables                 (57,014)      (11,577)      (305,744)
     (Decrease) increase in advance payments           (44,861)     (216,762)        90,351
     Increase in accounts payable                       48,510        37,003         71,820
     Increase (decrease) in federal and
        foreign income taxes                            47,341        83,322       (138,889)
     (Decrease) increase in other
        current liabilities                           (373,677)       80,876         32,135
     Other adjustments, net                            (54,750)      (59,122)       (23,283)
-------------------------------------------------------------------------------------------
Net cash provided by operating activities              291,295     1,174,590      1,157,859
-------------------------------------------------------------------------------------------

                                       28

Cash flows from investing activities
   Additions to property, plant, and equipment        (406,005)     (328,617)      (267,376)
   Disposals of property, plant, and equipment          15,765        61,861         69,844
   Increase in other assets                             (7,544)     (113,599)        (2,891)
   Payment for purchase of acquired companies,
      net of cash received                            (584,390)   (2,341,522)      (151,209)
   Proceeds from sale of operating units                66,551       449,200             --
   Proceeds from sale of an investment                      --        10,160         85,113
   Additions to intangible assets                      (23,918)      (60,551)       (69,568)
   All other, net                                        2,059           355         (6,875)
-------------------------------------------------------------------------------------------
Net cash used in investing activities                 (937,482)   (2,322,713)      (342,962)
-------------------------------------------------------------------------------------------
Cash flows from financing activities
   Dividends                                          (189,574)     (182,487)      (192,681)
   Increase in short-term debt                       1,006,928       139,692        159,912
   Increase (decrease) in long-term debt                 4,149     1,463,213           (929)
   Purchase of treasury shares                        (305,842)     (320,013)      (804,910)
   Proceeds under common stock plans                    57,348        59,274         38,386
   All other, net                                        2,180        (4,612)        (4,122)
-------------------------------------------------------------------------------------------
Net cash provided (used in) financing
   activities                                          575,189     1,155,067       (804,344)
-------------------------------------------------------------------------------------------
Effect of foreign exchange rates on cash                  (237)          732            264
-------------------------------------------------------------------------------------------
Net (decrease) increase in cash
   and cash equivalents                                (71,235)        7,676         10,817
Cash and cash equivalents at beginning of year         208,614       200,938        190,121
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year            $  137,379    $  208,614     $  200,938
===========================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Principles of Consolidation

         The consolidated financial statements include the accounts of the parent company and all domestic and foreign subsidiary companies. The books of the parent and all subsidiaries are maintained on a calendar year basis. All material intercompany transactions have been eliminated. Certain amounts in the 1995 and 1994 financial statements and notes have been reclassified to conform with the 1996 presentation. Certain accounts were reclassified in the statements of income to reconcile operating income with segment income.

Cash Equivalents and Marketable Securities

         Cash and cash equivalents include only cash and short-term, highly liquid investments (those with original maturities when purchased of 90 days or less).

         Cash equivalents and marketable securities are valued in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)(see note P). Dividends are recorded as income when declared.

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

         Provisions for depreciation are computed generally on the sum-of-the-years-digits method, except for certain operations, which use the straight-line or declining-balance method. Depreciation provisions are based on estimated useful lives: buildings--20 to 45 years; machinery and equipment, including production tooling--3 to 10 years; equipment leased to others--5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Excess of Cost Over Net Assets of Acquired Companies

         The excess of cost over net assets acquired is amortized on the straight-line method over its estimated useful life but not in excess of 40 years. The company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related business unit.

Investments

         Investments, which are included in Other Assets, include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the company's share of their earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Other investments are stated at the lower of cost or fair market value and certain available for sale investments are accounted in accordance with the provisions of SFAS 115.

Commissions

         The company pays commissions to sales representatives, distributors, and agents under various arrangements in return for services rendered in connection with obtaining orders. Such commissions are charged to income as related sales are recorded and, for income statement purposes, are applied as a reduction of sales. In some cases, payment of such commissions is made upon the company's receipt of advance payments under the related contracts or in accordance with schedules contained in the contracts governing commissions, and such amounts are applied as a reduction of advance payments received. Sales have been reduced by $30,337,000, $36,958,000 and $32,552,000 in 1996, 1995, and
1994, respectively, for commission expense.

Federal and Foreign Income Taxes

         The company and its domestic subsidiaries provide for federal income taxes on pretax accounting income at rates in effect under existing tax law. The recovery of foreign tax credits related to foreign contracts, Foreign Sale Corporation (FSC) tax benefits, and other tax credits are recorded on a flow-through basis. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

Lease Accounting

         Revenue from certain qualifying noncancelable aircraft lease contracts are accounted for as sales-type leases wherein the present values of all payments, net of executory costs, are recorded currently as revenues, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenues are recorded as earned over the rental aircraft lives. Service revenues are recognized ratably over contractual periods or as services are performed.

Pension Cost

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

Translation of Foreign Currencies

         Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a component of equity adjustments in stockholders' equity. The balances at December 31, 1996, 1995, and 1994 were $3,840,000, $6,911,000, and
($3,463,000), respectively. Foreign exchange transaction gains and losses in 1996, 1995, and 1994 were not material.

Employee Stock Plans

         Proceeds from the exercise of stock options under the employee stock plans are credited to common stock at par value, and the excess of the option price over par value is credited to additional paid-in capital. There are no charges or credits to income with respect to the options. The market value at the date of award of restricted stock awards is credited to common stock at par value, and the excess is credited to additional paid-in capital. The market value is also charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of option shares, and exercise of nonqualified stock options are credited to additional paid-in capital.

         The company adopted statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, in 1996. The standard defines a fair value based method of accounting for employee stock options. The pro forma net income and earnings per share effect of the fair value based accounting is disclosed in the notes to the financial statements.

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

Restructuring and Special Items

         The company announced in the third quarter of 1996 that it would exit the manual-clean range market and dispose of the assets, including the facility of the Delaware, Ohio, operation. A $34.0 million pre-tax charge ($22.1 million after tax) was recorded for this closing. For 1996, earnings, earnings per share and fully diluted earnings per share were $783.3 million, $3.30 and $3.25 respectively, excluding the special charge. The company recorded in the fourth quarter of 1995 a net pre-tax gain of $210 million from the sale of D.C. Heath, its educational publishing unit. The company adopted statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of, in the fourth quarter of 1995 which resulted in a $125 million pre-tax special charge ($81.2 million after tax) related to specific assets, liabilities or commitments, and nonrecurring charges of $77 million, related principally to inventory and contract valuations. The net gain resulted in a $5.2 million after-tax increase to net income, or $.02 per share. For 1995, earnings, earnings per share and fully diluted earnings per share were $787.3 million, $3.23 and $3.18 respectively, excluding the one-time gain.

         The company recorded in the first quarter of 1994 a restructuring provision of $249.8 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs were attributable to Raytheon's defense business and the remainder to its commercial business.

         Through year-end 1996, $249.3 million of restructuring costs have been incurred, of which $103.4 million was employee-related costs and $145.9 million was related to asset disposals and idle facilities. For 1994, earnings, earnings per share and fully diluted earnings per share were $759.2 million, $2.87 and $2.85 respectively, excluding the restructuring provision.

Interest Rate and Foreign Currency Interest Rate Swap
Agreements, Rate Locks and Foreign Exchange Contracts

         The company enters into interest rate and foreign currency interest rate swap agreements with commercial banks to reduce the impact of changes in interest rates and foreign exchange rates on long-term debt and on financing arrangements with customers and foreign subsidiaries. The company meets its working capital requirements mainly with variable rate short-term financing. Interest rate swaps are used to provide purchasers of the company's products with fixed financing terms over extended time periods. Cross-currency interest rates swaps have allowed the company's foreign subsidiaries to meet borrowing needs at lower interest rates compared to local borrowing. The company also enters into foreign exchange contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the company are transaction driven and are directly related to a particular asset, liability or transaction for which a commitment is in place. Swaps and foreign exchange contracts are held to maturity and no exchange traded or over-the-counter instruments have been purchased. The impact on the financial position and results of operations from likely changes in foreign exchange rates and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

Risks and Uncertainties

         Companies such as Raytheon, which are engaged in supplying defense-related equipment to the government, are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. As a result of the 1985 Balanced Budget and Emergency Deficit Reduction Control Act, the federal deficit and changing world order conditions, Department of Defense (DoD) budgets have been subject to increasing pressure resulting in an uncertainty as to the future effects of DoD budget cuts. Raytheon has, nonetheless, maintained a solid foundation of tactical defense systems which meet the needs of the United States and its allies, as well as servicing a broad government program base and wide range of commercial electronic businesses. These factors lead management to believe that there is high probability of continuation of Raytheon's current major tactical defense programs.

         The company provides long-term financing principally to its aircraft customers. The company sells general and regional aviation long-term receivables to a bank syndicate and a fractional ownership in a defined pool of trade receivables to financial institutions. The banks have recourse against the company, at varying percentages, depending on the character of the receivables sold. The underlying aircraft serve as collateral for the receivables, and the future resale value of the aircraft is an important consideration in the transaction. Based on the company's experience to date with resale activities and pricing, management believes that any liability arising from these transactions will not have a material effect on the company's financial position, liquidity, or results of operations.

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

Note B: Cash and Marketable Securities

(In thousands)       Cash and marketable securities consisted of
                         the following at December 31:
-----------------------------------------------------------------
                               1996              1995

Cash and cash equivalents   $ 137,379         $ 208,614
Marketable securities           1,442             1,670
                            ---------         ---------
                            $ 138,821         $ 210,284
=================================================================
         Under the company's cash management program, checks and amounts in transit are not considered reductions of cash or accounts payable until presented to the appropriate banks for payment. At December 31, 1996 and 1995, checks and amounts in transit amounted to $177,600,000 and $182,900,000, respectively.

Note C: Contracts in Process


(In thousands)          Contracts in process consisted of the following at December 31, 1996

                                    Cost Type      Fixed Price Type       Total
----------------------------------------------------------------------------------
U.S. government end-use contracts
     Billed                        $  205,643       $  139,655           $  345,298
     Unbilled                         348,971        1,813,148            2,162,119
     Less progress payments                 -        1,068,638            1,068,638
-----------------------------------------------------------------------------------
        Total                         554,614          884,165            1,438,779
-----------------------------------------------------------------------------------
Other customers
     Billed                            63,474          164,110              227,584
     Unbilled                         123,457        1,265,478            1,388,935
     Less progress payments                --          463,292              463,292
-----------------------------------------------------------------------------------
        Total                         186,931          966,296            1,153,227
-----------------------------------------------------------------------------------
                                   $  741,545       $1,850,461           $2,592,006
===================================================================================

(In thousands)          Contracts in process consisted of the following at December 31, 1995

                                    Cost Type      Fixed Price Type       Total
-----------------------------------------------------------------------------------

                                       36


U.S. government end-use contracts
     Billed                        $  251,462       $  182,320           $  433,782
     Unbilled                         303,148        2,239,814            2,542,962
     Less progress payments               --         1,368,878            1,368,878
-----------------------------------------------------------------------------------
        Total                         554,610        1,053,256            1,607,866
-----------------------------------------------------------------------------------
Other customers
     Billed                            29,915           95,470              125,385
     Unbilled                         154,665          692,069              846,734
     Less progress payments                --          367,296              367,296
-----------------------------------------------------------------------------------
        Total                         184,580          420,243              604,823
-----------------------------------------------------------------------------------
                                   $  739,190       $1,473,499           $2,212,689
===================================================================================

         The U.S. government has a security title to unbilled amounts associated with contracts that provide for progress payments.

         Unbilled amounts are recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract. It is anticipated that substantially all of these unbilled amounts, net of progress payments, will be collected during 1997.

         Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 1996, retentions amounted to $65,285,000 and are anticipated to be collected as follows: 1997--$41,144,000, 1998--$6,352,000, and the balance thereafter.

Note D: Inventories

(In thousands)      Inventories consisted of the following
                    at December 31:  1996           1995
----------------------------------------------------------
Finished goods                  $  616,660      $  596,080
Work in process                    702,180         728,792
Materials and purchased parts      482,152         456,402
Excess of current cost over
   LIFO values                    (157,977)       (176,725)
----------------------------------------------------------
                                 1,643,015       1,604,549
Less progress payments              52,048         101,566
----------------------------------------------------------
                                $1,590,967      $1,502,983
==========================================================

         The inventory values from which the excess of current cost over LIFO values are deductible were $423,564,000 and $488,765,000 at December 31, 1996 and 1995, respectively.

Note E: Property, Plant, and Equipment

(In thousands)         Property, plant, and equipment
                       consisted of the following at
                               December 31:

                                       1996           1995
------------------------------------------------------------
Land                              $   66,008      $   53,090
Buildings and leasehold
     improvements                  1,273,678       1,184,072
Machinery and equipment            3,077,606       2,852,721
Equipment leased to others            73,067          25,866
------------------------------------------------------------
                                   4,490,359       4,115,749
Less accumulated depreciation
     and amortization              2,688,347       2,531,714
------------------------------------------------------------
                                  $1,802,012      $1,584,035
============================================================

         Accumulated amortization of equipment leased to others was $5,508,000 and $3,981,000 at December 31, 1996 and 1995, respectively.

         Future minimum lease payments from noncancelable aircraft operating leases, which extend to 2006, amounted to $35,882,000.

         At December 31, 1996, these payments were due as follows:

(In thousands)
                  1997        $ 5,717
                  1998          5,907
                  1999          5,537
                  2000          5,270
                  2001          5,270
               Thereafter       8,181

Note F: Other Assets

(In thousands)       Other assets consisted of the following
                             at December 31:

                                        1996           1995
-------------------------------------------------------------
Long-term receivables
   Due from customers in
     installments to 2009           $  175,920     $  102,261
   Sales-type leases, due
     in installments to 2012            21,559         48,277
   Other, principally due
     from 1997 through 2012             31,519         21,707
Investments                            251,171        183,034
Deferred charges and other
   noncurrent assets                   161,254         80,129
Excess of cost over net assets of
   acquired companies (net of
   accumulated amortization of       3,066,972      2,532,358
   $183.6 million and $103.5 million
   at December 31, 1996 and 1995,
   respectively)
Intangible pension asset                11,774         13,925
-------------------------------------------------------------
                                    $3,720,169     $2,981,691
=============================================================

         Long-term receivables and sales-type leases due from customers, of $197.5 million at December 31, 1996, and $150.5 million at December 31, 1995, included commuter airline receivables of $116.1 million and $47.1 million, respectively. Since it is the company's policy to have the aircraft serve as collateral for the commuter airline receivables, management does not expect to incur any material losses against the net book value of the long-term receivables. The company sold general and commuter aviation long-term receivables to a bank syndicate and sold a fractional ownership in a defined pool of engineering & construction and commercial appliance trade receivables to financial institutions. The interest rate on the general aviation receivables is LIBOR+.55% and on the commuter receivables LIBOR+.4% and +.35% and on the trade receivables commercial paper rate +.225% to +.29%. The interest rates are adjusted based on the company's debt rating. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the company, at varying percentages, depending upon the character of the receivables sold. The balance of receivables sold to banks or financial institutions and outstanding at December 31, 1996 and December 31, 1995, was $2,493.7 million and $1,912.4 million, respectively, of which 1996 net proceeds of $581.3 million included $288.3 million for commuter and general aviation aircraft.

         The company will adopt Statement of Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, in 1997. The adoption is not expected to have a material effect on the company's financial position or results of operation.

Note G: Notes Payable

(In thousands)               Notes payable consisted of the
                               following at December 31:

                                         1996        1995
-----------------------------------------------------------
Notes payable                        $   63,050  $   56,086
Commercial paper                      2,155,821   1,148,391
Weighted average interest rate on:
   Average notes payable borrowings       6.51%       6.30%
     Average commercial paper             5.40%       5.94%
     Notes payable borrowings at
       December 31                        5.11%       5.70%
     Commercial paper at December 31      5.53%       5.83%

Aggregate borrowings outstanding
     Maximum month-end balance       $3,135,929  $4,051,846
     Average during the year         $2,890,261  $2,362,599
-----------------------------------------------------------

         Credit lines or commitments with banks were maintained by subsidiary companies amounting to $188.3 million in 1996 and $196.7 million in 1995. Compensating balance arrangements are not material. In addition, lines of credit with certain commercial banks exist as a standby facility to support the issuance of commercial paper by the company. These lines of credit were $3.5 billion at December 31, 1996 and $3.2 billion at December 31, 1995. Through December 31, 1996, there have been no borrowings under these lines of credit. Total interest payments were $257 million, $160 million, and $48 million for 1996, 1995, and 1994, respectively.

Note H: Long-term Debt

(In thousands)    Long-term debt consisted of the following at
                     December 31:
                                        1996       1995
-----------------------------------------------------------

30 year 7.375% debentures due
   2025 and redeemable after
   July 15, 2005                      $  361,834   $ 361,373

10 year 6.5% long-term notes due
   2005, not redeemable prior
   to maturity                           730,499     728,216

Commercial paper backed by 5 year
   fixed for variable interest rate
   swap at 6.40%                         375,000     375,000

Notes (including $19,392,000 and
  $17,639,000 at December 31,
  1996 and 1995 respectively,             41,207      34,708
   of mortgage notes and industrial
   revenue bonds), interest in the
   range of 2.04% to 10.0% in
   installments, maturing at various
   dates from 1997 to 2006

Less installments due within one year      8,064      11,562
------------------------------------------------------------
                                      $1,500,476  $1,487,735
============================================================

The aggregate amounts of installments due for the next five years are:
------------------------------------------------------------
(In thousands)

     1997     $8,064
     1998      5,406
     1999      9,718
     2000    378,017
     2001      2,937

         Interest expense on long-term debt charged to income was $103,187,000, $52,122,000, and $1,158,000 for 1996 through 1994, respectively.

         Commercial paper in the amount of $375,000,000 has been classified as long-term due to company borrowings of that amount which are supported by a 5 year Syndicated Bank Credit Agreement combined with a 5 year fixed for variable interest rate swap.

         In 1995, the company issued $375,000,000 of 30 year, 7.375 percent debentures due in 2025, redeemable after ten years, and $750,000,000 of ten year
6.50 percent notes due in 2005. The proceeds from these issues were used for acquisition financing.

         The principal amounts of debt were reduced by debt issue discounts and costs at December 31, 1996, as follows:

 (In thousands)

                             30 Year Debentures   10 Year Notes
---------------------------------------------------------------
Principal                     $375,000                $750,000
Unamortized issue discounts     (8,879)                (7,877)
Unamortized interest rate
   hedging costs                (4,287)               (11,624)
--------------------------------------------------------------
Net debt                      $361,834                $730,499
==============================================================

         The company has bank agreement covenants which require (1) That the ratio of total debt to total capitalization not exceed 55%, and (2) That the sum of profit before tax plus net interest expense be at least three times net interest expense over the prior four fiscal quarters. The company was in compliance with these covenants during 1996 and 1995.

Note I: Federal and Foreign Income Taxes

         Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between requirements of Internal Revenue codes and the company's accounting practices. The provisions for federal and foreign income taxes consisted of the following for the years ended December 31:

(In thousands)                   1996        1995         1994
----------------------------------------------------------------
Current income tax expense
     Federal                   $169,870     $263,489    $400,482
     Foreign                     33,784      (23,347)     25,429

Deferred income tax expense
     Federal                    150,983      123,858     (119,663)
     Foreign                    (32,326)      35,195       (3,185)
-----------------------------------------------------------------
                               $322,311     $399,195     $303,063
==================================================================

         The provision for income taxes for 1996 through 1994 differs from the U.S. statutory rate due to the following:

Tax at statutory rate            35.0%        35.0%        35.0%
Research and development
   tax credit                   (4.6)(1)      (0.4)            --
FSC tax benefit                 (2.5)         (2.0)         (1.0)
Goodwill amortization            1.7           1.3           0.3
Recovery of foreign tax credits    --          (0.5)         (1.1)
Other, net                       0.1           0.1           0.5
-----------------------------------------------------------------
                               29.7%         33.5%          33.7%
=================================================================

(1) Accrued retroactive research and development tax credits applicable to certain government contracts.

         In 1996, 1995, and 1994 domestic profit before taxes amounted to $1,061,335,000, $1,126,332,000, and $827,258,000, respectively, and foreign profit before taxes amounted to $22,127,000, $65,351,000, and $72,681,000, respectively.

         Actual cash income tax payments by year were $274,700,000, $275,300,000, and $425,800,000, respectively, for 1996, 1995, and 1994.

         In 1996 and 1995, net deferred tax assets were increased by $108,235,000 and $175,813,000, respectively, in connection with acquisitions.

         Details of the balance sheet captions, "Federal and foreign income taxes, including deferred," at December 31, 1996, 1995 and 1994 are as follows:

(In thousands)                     1996        1995        1994
----------------------------------------------------------------
Current deferred tax assets (liabilities):

     Inventory and other        $  10,215   $  78,377   $  50,078
     Long-term contracts          198,861     115,992      97,054
     Restructuring reserve            154       3,261      55,055
     Inventory capitalization      16,611      27,689      29,546
     Other                        (43,779)    (17,803)     (7,203)
-----------------------------------------------------------------
     Net current deferred
        tax assets                182,062     207,516     224,530

Current period tax prepaid
   (liability)                     64,058     (10,805)    (58,915)
-----------------------------------------------------------------
Federal and foreign income taxes,
   including deferred--current   $ 246,120   $ 196,711   $ 165,615
=================================================================
Noncurrent deferred tax assets (liabilities):
     Depreciation               $(125,684)  $(115,819)  $ (97,095)
     Revenue on leases            (58,096)    (79,237)    (27,596)
     Postretirement benefits      104,730     103,014          --
     Other                         (6,715)     (8,755)     (9,880)
-----------------------------------------------------------------
     Noncurrent deferred tax
        liabilities               (85,765)   (100,797)   (134,571)
-----------------------------------------------------------------
Federal and foreign income
   taxes, including deferred
  -- noncurrent                 $ (85,765)  $(100,797)  $(134,571)
=================================================================

Note J: Commitments and Contingencies

         At December 31, 1996, the company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:

(In thousands)
---------------------------
     1997         $85,041
     1998          69,677
     1999          56,052
     2000          46,655
     2001          39,827
     Thereafter   182,162
---------------------------

         Rental expense for 1996, 1995, and 1994 amounted to $112,649,000, $102,925,000, and $79,887,000, respectively.

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

         The company self-insures for losses and expenses for aircraft product liability up to a maximum of $50 million annually. Excess insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve at December 31, 1996 was $27.5 million.

         Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs incurred in connection therewith have been expensed. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

         The company will adopt the American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities, in 1997. The adoption of the standard will not have a material effect on the company's financial position or results of operations.

         The company issues guarantees and has banks issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention and advance payment obligations. Approximately $1,363 million, $979 million and $519 million of these contingent obligations, net of related outstanding advance payments, were outstanding at December 31, 1996, 1995, and 1994, respectively. These instruments expire on various dates through the year 2003.

         Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

Note K: Employee Stock Plans

         The 1976 Stock Option Plan provides for the grant of both incentive and nonqualified options at an exercise price which is 100% of the fair market value on the date of grant. The 1991 Stock Option Plan provides for the grant of incentive options at an exercise price which is 100% of the fair market value, and non-qualified options at an exercise price which may be less than the fair market value on the date of grant. The 1995 Stock Option Plan provides for the grant of both incentive and nonqualified options at an exercise price which is not less than 100% of the fair market value on the date of grant.

         The plans also provide that all options may be exercised in their entirety 12 months after the date of grant. Incentive options terminate 10 years from the date of grant, and those options granted after Dec. 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified options terminate 11 years from the date of grant or 10 years and a day if issued in connection with the 1995 plan. The 1991 plan also provides for the award of restricted stock and restricted units. Restricted awards are made at prices determined by the Compensation Committee of the Board of Directors and are compensatory in nature. Restricted stock and restricted unit awards vest over a specified period of time of not less than one year nor more than 10 years. The plans' expiration dates are March 22, 1998, March 26, 2001 and March 21, 2005.

         All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to share-owners' equity for the cost of restricted stock and recognized as compensation expense ratably over the vesting periods, as applicable. Awards of 19,500; 256,000; and 380,000 shares of restricted stock were made to employees at a weighted average value at the grant date of $50.87, $38.07, and $32.29 in 1996, 1995 and 1994, respectively. The amount of compensation expense recorded was $6.9 million, $4.8 million and $2.9 million for 1996, 1995 and 1994, respectively.

         There were 49,562,000; 51,383,000; and 13,765,000 shares of common stock(including shares held in treasury) reserved for stock options and restricted stock awards at December 31, 1996, 1995, and 1994, respectively.

         The following are the shares exercisable at the corresponding weighted average exercise price at December 31, 1996, 1995, and 1994, respectively:
8,820,000 at $31.32; 7,319,000 at $26.71; and 5,531,000 at $22.04.

         Information for the years 1993 through 1996 with respect to the plans are as follows:

Note K: Employee Stock Plans


     Stock Options                   Shares       Weighted Average
                                                    Option Price
------------------------------------------------------------------
(In thousands)

Outstanding at December 31, 1993     7,054            $ 21.64
      Granted                        3,688              32.79
      Exercised                     (1,452)             20.00
      Expired                         (132)             28.22
-------------------------------------------------------------
Outstanding at December 31, 1994     9,158            $ 26.30
      Granted                        4,071              36.61
      Exercised                     (2,132)             22.92
      Expired                         (316)             34.04
-------------------------------------------------------------
Outstanding at December 31, 1995    10,781            $ 30.63
      Granted                        3,890              52.53
      Exercised                     (1,845)             26.91
      Expired                         (256)             45.47
-------------------------------------------------------------
Outstanding at December 31, 1996    12,570            $ 37.65
=============================================================

The following table summarizes information about stock options outstanding at December 31, 1996:

Stock Options Outstanding

                              Options Outstanding       Options Exercisable

                               Weighted Average  Weighted               Weighted
                    Shares      Contractual      Average   Shares       Average
Exercise          Outstanding    Remaining      Exercise  Exercisable   Exercise
Price Range       At 12/31/96      Life           Price   at 12/31/96    Price
--------------------------------------------------------------------------------
$15.51 to $35.38  5,836,183    6.1 years        $27.37    5,836,183     $27.37
$39.03 to $52.25  3,050,127    8.4 years        $39.31    2,983,627     $39.06
$52.56 to $54.63  3,684,050    9.4 years        $52.56          --          --
--------------------------------------------------------------------------------
Total            12,570,360                               8,819,810
================================================================================

         The company applies Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The company has adopted the disclosure-only provisions of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost was recognized for the stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No.123, the company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(000's omitted)                    1996          1995
--------------------------------------------------------
Net income-as reported         $ 761,151       $ 792,488
Net income-pro forma           $ 739,165       $ 779,175
Earnings per share-as reported     $3.21           $3.25
Earnings per share-pro forma       $3.11           $3.19
Fully diluted-as reported          $3.16           $3.20
Fully diluted-pro forma            $3.06           $3.14


         The weighted-average fair value of each option granted in 1996 and 1995 is estimated as $10.79 and $8.30 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life                                    4 years
Assumed annual dividend                          6%
     growth rate (5 year historical rate)
Expected volatility                             15%
Risk free interest rate                          5% to 7.5% range
     (the month-end yields on 4 year
     treasury strips equivalent zero coupon)
Assumed annual forfeiture rate                   5%

         The effects of applying SFAS No.123 in this pro forma disclosure are not indicative of future amounts. SFAS No.123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

Note L:  Pension and Other Employee Benefits

         The company and its subsidiaries have several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. The major plans covering salaried and management employees provide pension benefits that are based on the five highest consecutive years of the employee's compensation in the ten years before retirement. Plans covering hourly and union employees generally provide benefits of stated amounts for each year of service, but in some cases can also use a final average pay based calculation. The company's funding policy for the salaried plans is to contribute annually at a rate that is intended to remain at a level percentage of compensation for the covered employees. The company's funding policy on the hourly and union plans is to contribute annually at a rate that is intended to remain level for the covered employees. Unfunded prior service costs under the funding policy are generally amortized over periods from 10 to 30 years.

         Total pension expense was $93,283,000; $31,156,000; and $29,908,000; in
1996 through 1994, respectively. Foreign pension expense was $9,937,000; $8,287,000; and $4,866,000 in 1996 through 1994, respectively.

         Net periodic pension cost for the company and its subsidiaries in 1996 through 1994 included the following components:

(In thousands)
         Years ending December 31:     1996           1995(1)       1994
--------------------------------------------------------------------------
Service cost--benefits earned
   during the period                $ 126,589      $  98,207     $  95,537
Interest cost on projected
   benefit obligation                 307,115        267,891       218,118
Actual (gain)/loss on assets         (669,917)      (955,942)       37,612
Net amortization and deferral         325,191        626,217      (323,866)
Curtailment adjustments                 1,176         (7,815)(2)        --
--------------------------------------------------------------------------
Net periodic pension costs             90,154         28,558        27,401
Defined contribution
   pension plans                        3,129          2,598         2,507
--------------------------------------------------------------------------
Total pension costs                 $  93,283      $  31,156     $  29,908
==========================================================================
Assumptions used in the accounting were:

     Discount rate                     7.75%           7.50%         8.25%
     Expected long-term rate of
        return on assets               9.25%           9.00%         9.00%
     Rate of increase in
        compensation levels            4.50%           4.50%         5.00%
--------------------------------------------------------------------------

The following table sets forth the funded status of the plans at:

(In thousands)                         December 31, 1996             December 31, 1995 (1)
------------------------------------------------------------------------------------------
                                  Assets Exceed   Accumulated     Assets Exceed  Accumulated
                                   Accumulated      Benefits       Accumulated     Benefits
                                    Benefits         Exceed          Benefits       Exceed
                                                     Assets                         Assets
------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:

   Vested benefit obligation       $(3,603,273)  $ (68,623)     $ (3,399,386)   $ (57,583)
==========================================================================================
   Accumulated benefit obligation  $(3,752,844)  $ (70,840)     $ (3,538,658)   $ (68,021)
==========================================================================================
   Projected benefit obligation    $(4,183,811)  $ (83,104)     $ (3,998,382)   $ (74,544)
Plan assets at fair value            4,960,892          --         4,451,725           --
------------------------------------------------------------------------------------------

Projected benefit obligation
     (in excess of) or less
     than plan assets                  777,081     (83,104)          453,343      (74,544)
Unrecognized net (gain) or loss       (762,898)     15,199          (411,413)      11,907
Prior service cost not yet recognized
     in net periodic pension cost      212,641      12,544           212,270       13,723
Unrecognized net obligation (asset)
     at transition                     (34,423)        911           (42,652)       1,138
Adjustment required to recognize
     additional minimum liability           --     (18,047)               --      (21,330)
------------------------------------------------------------------------------------------
Prepaid pension cost (liability)   $   192,401   $ (72,497)     $    211,548    $ (69,106)
==========================================================================================

         Plan assets primarily include equity and fixed income securities and, in addition to normal funding contributions, include prepayments of $60,719,000; and $1,900,000 made in 1995 and 1994 respectively.

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

         In addition to providing pension benefits, the company and most of its subsidiaries provide certain health care and life insurance benefits for retired employees. Substantially all of the company's U.S. employees may become eligible for these benefits if they reach normal retirement age while working for the company. Retiree health plans are paid for in part by retiree contributions, which are adjusted annually. Benefits are provided through various insurance companies whose charges are based either on the benefits paid during the year or annual premiums. Health benefits are provided to retirees, their covered dependents and beneficiaries. Retiree life insurance plans are noncontributory and cover the retiree only.

         In 1993, the company adopted Statement of Financial Accounting Standards No.106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires recognition of an accumulated postretirement benefit obligation for retiree costs existing at the time of implementation, as well as an incremental expense recognition for changes in the obligation attributable to each successive year. Prior to 1995, all company segments had elected to amortize past service costs over the allowable 20 year period. During 1995 the company acquired E-Systems, Inc. who had elected in 1992 to recognize all its past service cost immediately upon implementation.

         The company is funding the liability for many salaried and hourly employees and plans to continue to do so. The net postretirement benefit cost for the company and its subsidiaries in 1996, 1995 and 1994 included the following components:

(In thousands)         Years ending December 31:      1996       1995(1)       1994
-----------------------------------------------------------------------------------
Service cost--benefits
   earned during the period                      $   9,297    $   8,265      $  5,546
Interest cost on accumulated
   postretirement benefit
   obligation                                       52,472       47,906        37,355
Actual (gain)/ loss on assets                      (29,482)      (8,283)          600
Amortization of transition
   obligation                                       26,712       27,340        24,830
Other amortizations and deferrals
   (net)                                             7,146      (11,299)        (6,316)
Curtailment and other adjustments                    3,159       18,900(3)          --
--------------------------------------------------------------------------------------
Net postretirement benefit cost                  $  69,304    $  82,829      $  62,015
======================================================================================

                                       51

Assumptions used in the accounting were:

     Discount rate                                   7.75%        7.50%         8.25%
     Expected long-term rate of
       return  on assets                             8.75%        8.50%         8.50%
     Rate of increase in compensation levels         4.50%        4.50%         5.00%
     Health care trend rate in the next year         7.00%        7.50%         8.00%
     Gradually declining to a trend rate of          5.00%        5.00%         5.00%
     In the years                               2001 & beyond  2001 & beyond  2001 & beyond
-------------------------------------------------------------------------------------------

The following amounts are recognized in the balance sheet at:

(In thousands) Years ending December 31:1996            1995(1)          1994
---------------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation

   Retirees                       $  (559,666)      $  (516,767)     $  (356,573)
   Active employees eligible
     for benefits                     (41,158)          (32,339)         (45,501)
   Active employees not yet
     eligible for benefits           (131,260)         (138,888)         (73,674)
---------------------------------------------------------------------------------
      Total obligation               (732,084)         (687,994)        (475,748)

   Plan assets at fair value          183,750           175,172          105,983
---------------------------------------------------------------------------------
   Total obligation (in excess of)
     plan assets                     (548,334)         (512,822)        (369,765)

   Unrecognized net (gain)            (67,258)         (127,279)         (89,074)
   Unrecognized prior service cost    (12,969)          (14,214)              --
   Unrecognized net obligation at
     transition                          360,255           390,079          446,786
---------------------------------------------------------------------------------
Accrued postretirement
   benefit cost                   $  (268,306)      $  (264,236)      $   (12,053)
=================================================================================

The effect of a one percentage point increase in the assumed health care trend rate for each future year on:

Aggregate of service and
  interest cost              $     3,576       $   3,055         $     3,706
Accumulated postretirement
  benefit obligation         $    43,596       $  37,979         $    38,262


(1) 1995 data, including $17,117,000 of Net Periodic Pension Cost, $7,853,000 of Accrued Pension Cost, $15,041,000 of Net Periodic Postretirement Benefit Cost.

    Benefit Cost and $235,383,000 of Accrued Postretirement Benefit Cost, were a result of having acquired E-Systems, Inc. in April 1995.

(2) Various plan curtailments were recognized, as a result of workforce reductions which were planned as part of the restructuring program.

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

         Under the terms of the Raytheon Savings and Investment Plan, a defined contribution plan, covered employees are allowed to contribute up to 17 percent of their pay limited to $9,500. The company contributes amounts equal to 50 percent of the employee's contributions, up to a maximum of 3 percent of the employee's pay. Total expense for the plan was $68,090,000; $64,563,000; and $49,436,000 for 1996 through 1994, respectively.

         The company's annual contribution to the Raytheon Employee Stock Ownership Plans is approximately one-half of one percent of salaries and wages, limited to $150,000, of substantially all United States salaried and a majority of hourly employees. The expense was $14,670,000; $11,748,000; and $11,768,000 and the number of shares allocated to participant accounts was 296,000; 177,000 and 185,000 for 1996 through 1994, respectively.


Note M: Business Segment Reporting

For information regarding business segment reporting for 1996, 1995, and 1994, see page 46.

Note N: Acquisitions and Divestitures

         The company has included in its consolidated results of operations the acquisitions under the purchase method of accounting of the following companies: the aircraft modification and defense electronics businesses of Chrysler Technologies (from June 1996); the engineering and construction assets of Rust International (from June 1996); and the marine communication assets of Standard Radio ABof Sweden (from June 1996). The cash paid for the acquisitions, net of cash acquired, was $584.4 million. No pro forma results have been presented since they would not be material to the consolidated results.

         The following unaudited pro forma financial information combines Raytheon and E-Systems results of operations as if the acquisition had taken place on January 1, 1995, and on January 1, 1994. The pro forma results are not necessarily indicative of what the results of operations actually would have been if the transaction had occurred on the applicable dates indicated and are not intended to be indicative of future results of operations.

(In millions except
   earnings per share)          1995              1994*
--------------------------------------------------------
Net sales                     $12,397            $12,046
Net income                        794                584
Earnings per share               3.25               2.21
--------------------------------------------------------
*includes after tax restructuring provision of $162.3 million, or $.61 per share.

         Also, in April 1996, the company sold Xyplex, its data networking subsidiary, for $117.5 million in cash and securities.

Note O: Quarterly Operating Results (unaudited)

For information regarding quarterly operating results for 1996 and 1995 see page 47.

Note P: Financial Instruments

         For certain financial instruments, including cash, cash equivalents, marketable securities, and short-term debt, it is estimated that carrying value approximates fair value, due to their short maturities and varying interest rates of the debt.

         The carrying value of notes receivable at December 31, 1996 and 1995 is estimated to approximate fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables.

         The carrying values of marketable securities and investments are based on quoted market prices or the present value of future cash flows and earnings which approximate fair value.

         The value of the guarantees and letters of credit reflect fair value.

         The fair value of long-term debt at December 31, 1996 and 1995 was estimated based on current rates offered to the company for similar debt with the same maturities and approximates the carrying value.

         At December 31, 1996 and 1995, the company had outstanding interest rate swap agreements, with notional amounts, and foreign currency forward exchange contracts which minimized or eliminated risk associated with interest rate changes or foreign currency exchange rate fluctuations. All of these financial instruments were related to specific transactions and particular assets or liabilities for which a firm commitment existed. These instruments were executed with credit-worthy institutions and the majority of the foreign currencies were denominated in currencies of major industrial countries:

(In thousands)                 1996              1995
--------------------------------------------------------
Interest rate swaps          $388,785          $ 394,268
Foreign exchange contracts   $270,017           $335,068
--------------------------------------------------------

The following table summarizes major currencies and contract amounts associated with foreign exchange contracts:

(In thousands)                  1996                1995
---------------------------------------------------------------
                          Buy       Sell       Buy       Sell
---------------------------------------------------------------
Pound Sterling        $ 94,742   $  5,129   $ 25,007   $  2,784
Japanese Yen             9,160     30,707      2,292     58,453
Netherlands Guilder      3,437     75,600     90,144         --
German Mark              1,153          -     16,410        390
Canadian Dollar         17,287      1,248     35,562      2,021
French Franc            10,400         --     71,663         --
Australian Dollar       16,175         --     20,015         --
All others               2,738      2,241      6,885      3,442
---------------------------------------------------------------
Total                 $155,092   $114,925   $267,978   $ 67,090
===============================================================

     Foreign currencies are translated at current rates at the reporting date. "Buy" amounts represents the U.S. dollar equivalent of commitments to purchase foreign currencies and "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

         Swap contracts mature at various dates through the year 2000 and essentially fix the interest rates on that portion of debt at rates from 4.7 percent to 9.5 percent at December 31, 1996, and 1995, respectively.

         Foreign exchange forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through April, 1999. Fair values for these contracts were determined by applying December 31, 1996, spot rates to the eight major currencies and comparing the U.S. dollar equivalents to the U.S. dollar contract amounts for the same currencies. The resulting difference was not material and approximates the contract amounts.

         The company, in order to lock in favorable rates, entered into interest rate swaps and locks in connection with the 1995 issuance of $750 million ten-year notes and $375 million thirty-year debentures. Both the interest rate swaps and locks were unwound prior to the issue of the 1995 debt.

Note Q: Stock Split

All share data have been restated to reflect the stock split effective on October 23, 1995.

Note R: Subsequent Events

         On January 6, 1997, the company announced that the Board of Directors approved a definitive agreement to purchase the assets of Texas Instruments' defense operations for $2.950 billion in cash. Texas Instruments Defense Systems and Electronics Group, headquartered in Lewisville, Texas will have 1996 revenues of approximately $1.8 billion. The group is a premier supplier of advanced defense systems, including precision-guided weapons, antiradiation and strike missiles, airborne radar, night vision systems and electronic warfare systems. The group has approximately 12,000 employees, based largely in Texas. The transaction is subject to Hart-Scott-Rodino antitrust review and is expected to close in the second quarter of 1997.

         On January 16, 1997, the company announced that it has entered into definitive agreements with Hughes Electronics Corporation to bring about the merger of the Hughes Electronics defense operations (Hughes Aircraft) and Raytheon. The combined company will be called Raytheon. The transaction is valued at $9.5 billion, comprised of approximately $5.1 billion in common stock and $4.4 billion in debt.

         The company's debt will increase as a result of the planned transactions and the covenants applicable to the existing financing arrangements have been modified by the participating entities to accommodate the increase in debt. Hughes Aircraft, the Hughes Electronics' defense business, will have 1996 revenues of approximately $6.3 billion. It has approximately 40,000 employees, principally in the states of California, Arizona, Indiana, Texas and Virginia.

         Hughes is a premier supplier of advanced defense electronics systems and services, principally in Naval systems, airborne and ground-based radars, ground, air and ship-launched missiles, tactical communications, and training simulators and services. Hughes also supplies Air Traffic Control systems to the U.S. Federal Aviation Administration and to foreign governments, and is active in the fields of global positioning systems and infrared/electro-optics. The transaction is subject to approval by Raytheon's stockholders, certain regulatory approvals (including Hart-Scott-Rodino antitrust review), approval by the holders of GM and GM "H" common stocks, and the receipt by GM of rulings from the Internal Revenue Service relating to certain federal income tax consequences of the transaction.

Transaction Summary

         Hughes Aircraft will be spun off to the holders of GM's $1-2/3 and Class H common stocks in a transaction intended to be tax free. In connection with the spin-off and subsequent merger, two classes of common stock will be created: Class A common stock, which will be held by GM $1-2/3 and Class H stockholders after the spin-off and will be entirely held by the public; and Class B common stock.

         Immediately following the spin-off of Hughes Aircraft, Raytheon and Hughes Aircraft will merge. In the merger, Raytheon stockholders will receive all of the Class B common stock of the combined company. The Class B common stock will represent approximately 70 percent of the equity of the combined company, and the Class A common stock will represent the remaining, approximately 30 percent.

         The merger terms provide that Hughes Aircraft's total debt will be adjusted to reflect variations in the market price of Raytheon stock, subject to specified limits, so that the two components of value will total $9.5 billion so long as such market price is between $44.42 and $54.29 per share. The approximately $5.1 billion in common stock issued to the Class A stockholders is based upon the midpoint of this range. The balance of the $9.5 billion transaction value will be made up of approximately $4.4 billion in Hughes Aircraft debt.

         In the election of directors to the combined company board, Class A common stock will have an 80.1 percent voting interest, and Class B common stock will have a 19.9 percent voting interest. The board of directors will have staggered terms for directors. Except as to voting rights for directors, each class will vote separately as to all other matters, and the Class A and Class B stock will have identical rights. In a merger, acquisition or any other type of reorganization, Class A and Class B common stock must receive the same consideration.

         On February 23, 1997, the company announced that it is evaluating strategic alternatives for the Appliance Group, which may result in the sale or merger of the group at some time in the future. The company retained an advisor to assist with this evaluation. The decision to undertake this strategic reassessment was made in the context of Raytheon's financial priorities, and the belief that the Appliance Group may have greater value to another company with more focus on the markets served by the group.

Company Responsibility for Financial Statements

         Raytheon Company has prepared the financial statements and related data contained in this Annual Report. The company's financial statements have been prepared in conformity with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Raytheon is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, the company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and company officers' reviews.

/s/ Peter R. D'Angelo
    Peter R. D'Angelo

Executive Vice President,
Chief Financial Officer

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

/s/ Dennis J. Picard
    Dennis J. Picard
Chairman and
Chief Executive Officer

Report of Independent Accountants
To the Board of Directors and Stockholders
Raytheon Company
Lexington, Mass.

         We have audited the accompanying balance sheets of Raytheon Company and Subsidiaries Consolidated as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raytheon Company and Subsidiaries Consolidated as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  Coopers & Lybrand L.L.P.
    Coopers & Lybrand  L.L.P.

Boston, Mass.
January 20,1997, except as to the information presented in note R for which the date is February 23, 1997.